Exhibit 99.1

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

(Incorporated in the Cayman Islands with limited liability)

(Stock Code: 6623)

(NYSE Stock Ticker: LU)

ANNOUNCEMENT OF UNAUDITED INTERIM RESULTS FOR THE SIX MONTHS ENDED JUNE 30, 2024

The board of directors (the “Board”) of Lufax Holding Ltd (the “Company”) is pleased to announce the unaudited interim results of the Company and its subsidiaries and consolidated entities for the six months ended June 30, 2024. This announcement, containing the full text of the 2024 interim report (the “2024 Interim Report”) of the Company, complies with the relevant requirements of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited (the “Stock Exchange”) in relation to the information to accompany preliminary announcements of interim results. These interim results have been reviewed by the Company’s audit committee and the Company’s auditors, PricewaterhouseCoopers.

This results announcement will be published on the website of the Stock Exchange at (www.hkexnews.hk) and the website of the Company at (https://ir.lufaxholding.com/). The 2024 Interim Report will be published on the aforesaid websites of the Stock Exchange and the Company and printed versions of the same will be despatched to the Company’s shareholders (when necessary) in due course.

By order of the Board
Lufax Holding Ltd
Yong Suk CHO
Chairman of the Board and Chief Executive Officer

Hong Kong, August 22, 2024

As at the date of this announcement, the Board comprises Mr. Yong Suk CHO and Mr. Gregory Dean GIBB as the executive directors, Mr. Yonglin XIE, Ms. Xin FU and Mr. Yuqiang HUANG as the non-executive directors and, Mr. Rusheng YANG, Mr. Weidong LI, Mr. Xudong ZHANG and Mr. David Xianglin LI as the independent non-executive directors.

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Contents Corporate Information 2 Management Discussion and Analysis 4 Corporate Governance and Other Information 11 Report on Review of Condensed Consolidated Interim Financial Information 19 Interim Consolidated Statement of Comprehensive Income 20 Interim Consolidated Statement of Financial Position 22 Interim Consolidated Statement of Changes In Equity 23 Interim Consolidated Statement of Cash Flows 25 Notes to Unaudited Condensed Consolidated Interim Financial Information for the Six-months Ended June 30, 2024 26 Definitions 57

Corporate Information

DIRECTORS

Executive Directors

Mr. Yong Suk CHO (趙容奭)
(Chairman and Chief Executive Officer)
(re-elected on May 30, 2024)
Mr. Gregory Dean GIBB (計葵生)
(Co-Chief Executive Officer)

Non-executive Directors

Mr. Yonglin XIE (謝永林)
(re-elected on May 30, 2024)
Ms. Xin FU (付欣)
Mr. Yuqiang HUANG (黃玉強)

Independent Non-executive Directors

Mr. Rusheng YANG (楊如生)
Mr. Weidong LI (李偉東)
(re-elected on May 30, 2024)
Mr. Xudong ZHANG (張旭東)
Mr. David Xianglin LI (李祥林)

AUDIT COMMITTEE

Mr. Rusheng YANG (楊如生) *(Chairperson)*
Mr. Xudong ZHANG (張旭東)
Mr. David Xianglin LI (李祥林)

NOMINATION AND REMUNERATION COMMITTEE

Mr. Weidong LI (李偉東) *(Chairperson)*
Mr. Xudong ZHANG (張旭東)
Mr. Rusheng YANG (楊如生)

COMPANY SECRETARY

Ms. Sharon Wing Han LEUNG (梁穎嫻)

AUTHORIZED REPRESENTATIVES

Mr. Gregory Dean GIBB (計葵生)
Ms. Sharon Wing Han LEUNG (梁穎嫻)

REGISTERED OFFICE

Maples Corporate Services Limited
PO Box 309, Ugland House
Grand Cayman, KY1-1104
Cayman Islands

HEAD OFFICE AND PRINCIPAL PLACE OF BUSINESS IN CHINA

Building No. 6, Lane 2777, Jinxiu East Road
Pudong New District
Shanghai
People's Republic of China

PRINCIPAL PLACE OF BUSINESS IN HONG KONG

5/F, Manulife Place
348 Kwun Tong Road, Kowloon
Hong Kong

AUDITOR

PricewaterhouseCoopers
Certified Public Accountants
Registered Public Interest Entity Auditor
22/F, Prince's Building
Central
Hong Kong

PRINCIPAL SHARE REGISTRAR AND TRANSFER OFFICE

Maples Fund Services (Cayman) Limited
PO Box 1093
Boundary Hall, Cricket Square
Grand Cayman, KY1-1102
Cayman Islands

HONG KONG SHARE REGISTRAR

Tricor Investor Services Limited
17/F, Far East Finance Centre
16 Harcourt Road
Hong Kong

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LUFAX HOLDING LTD
INTERIM REPORT 2024

Corporate Information

HONG KONG LEGAL ADVISOR

Skadden, Arps, Slate, Meagher & Flom and affiliates
42/F, Edinburgh Tower
The Landmark
15 Queen's Road Central
Central
Hong Kong

COMPLIANCE ADVISOR

Somerley Capital Limited
20/F, China Building
29 Queen's Road Central
Hong Kong

PRINCIPAL BANKS

Ping An Bank Co., Ltd.
5047 Shennan Road East
Luohu District
Shenzhen
PRC

Bank of China Limited
No. 1 Fuxingmen Nei Dajie
Xicheng District
Beijing
PRC

China Minsheng Banking Corp., Ltd.
No. 2 Fuxingmennei Avenue
Xicheng District
Beijing
PRC

China Everbright Bank Company Limited
China Everbright Center
No. 25 Taipingqiao Street
Xicheng District
Beijing
PRC

Bank of Shanghai Co., Ltd.
No. 168, Middle Yincheng Road
China (Shanghai) Pilot Free Trade Zone
PRC

COMPANY WEBSITE

https://ir-hk.lufaxholding.com/

LISTING INFORMATION AND STOCK CODE

The Stock Exchange of Hong Kong Limited
Stock Code: 6623

New York Stock Exchange
Stock Ticker: LU

LUFAX HOLDING LTD
INTERIM REPORT 2024
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Management Discussion and Analysis Business Review and Outlook We are a leading financial services enabler for SBOs in China. We have established relationships with 85 financial institutions in China as our funding partners, many of which have worked with us for over three years. Since June 2020, we have also been engaged in a rapidly growing consumer finance business through our licensed consumer finance subsidiary, enabling consumers to meet personal short-term cash flow needs or make discretionary purchases of consumer goods. As of June 30, 2024, our total outstanding balance of loans was RMB235.2 billion, representing a decrease of 44.8% from June 30, 2023, among which our outstanding balance of consumer finance loans was RMB42.0 billion, representing an increase of 27.9% from June 30, 2023. Our total volume of new loans decreased from RMB110.5 billion in the first half of 2023 to RMB93.3 billion in the first half of 2024, among which volume of new consumer finance loans increased from RMB31.8 billion in the first half of 2023 to RMB42.4 billion in the first half of 2024. Our risk bearing by balance as of June 30, 2024 increased to 56.7%, as compared to 27.5% as of June 30, 2023. Excluding consumer finance, our risk bearing by balance as of June 30, 2024 increased to 49.9%, as compared to 22.4% as of June 30, 2023. In the first half of 2024, our total income decreased from RMB19,348 million in the first half of 2023 to RMB12,940 million in the first half of 2024. We recorded a net loss of RMB1,560 million for the first half of 2024, which changed from our net profit position of RMB1,736 million in the first half of 2023. We have a strong balance sheet position. As of June 30, 2024, our net assets stood at RMB82,676 million with RMB37,114 million of cash at bank. Our consumer finance subsidiary had a capital adequacy ratio of 14.7% and our financing guarantee subsidiary had a leverage ratio of 2.4x as of the same date. Our strong capital position demonstrates our business resilience and provides a solid foundation for us to navigate through the business cycle. In the first half of 2024, the macroeconomic environment remained complex for SBOs. Despite this, we saw continued improvements in asset quality, and we continued to implement our prudent business strategies. Our prudent approach and ongoing operational refinements will be key as we pursue sustainable future growth. Additionally, we completed the distribution of the special dividend at the end of July 2024 as scheduled. After receiving the scrip dividend, we become an indirect non-wholly-owned subsidiary of Ping An Insurance and our financial results are consolidated into the consolidated financial statements of Ping An Insurance. We will remain an independent entity and will seek to enhance our synergies with Ping An Group. Looking ahead, we will leverage Ping An Group’s brand reputation, technological resources, and extensive network to strengthen our market position. These initiatives, combined with our direct sales force and ongoing emphasis on operational caution, uniquely position us to support China’s small and micro enterprise economy. We are encouraged by our progress to date, and remain committed to driving persistent, high-quality growth for our customers and our Shareholders.

Management Discussion and Analysis

Total Income

	For the Six Months Ended June 30,			
	2023	**2024**		YoY
	(Unaudited)	**(Unaudited)**		
	(RMB)	**(RMB)**	**(US$)**	
	(in millions, except percentages)			
Technology platform-based income	9,086	**4,552**	**626**	(49.9%)
Net interest income	6,716	**5,561**	**765**	(17.2%)
Guarantee income	2,565	**1,775**	**244**	(30.8%)
Other income	538	**637**	**88**	18.4%
Investment income	445	**416**	**57**	(6.6%)
Share of net (loss) of investments accounted for using the equity method	(2)	**(1)**	**(0)**	56.5%
Total income	19,348	**12,940**	**1,781**	(33.1%)

Our total income decreased by 33.1% from RMB19,348 million for the six months ended June 30, 2023 to RMB12,940 million for the six months ended June 30, 2024, mainly due to the decreased outstanding loan balance.

Technology platform-based income. Our technology platform-based income decreased by 49.9% from RMB9,086 million for the six months ended June 30, 2023 to RMB4,552 million for the six months ended June 30, 2024 due to (i) the decrease of retail credit service fees as a result of the decreased outstanding loan balance and (ii) the decrease of referral and other technology platform-based income due to our exit from the Lujintong business that we had previously conducted.

Net interest income. Our net interest income decreased by 17.2% from RMB6,716 million for the six months ended June 30, 2023 to RMB5,561 million for the six months ended June 30, 2024, mainly due to the decrease in loan balance, partially offset by the increase of net interest income from our consumer finance business.

Guarantee income. Our guarantee income decreased by 30.8% from RMB2,565 million for the six months ended June 30, 2023 to RMB1,775 million for the six months ended June 30, 2024, mainly due to a decrease in the loan balance and a lower average fee rate.

Other income. Our other income increased by 18.4% from RMB538 million for the six months ended June 30, 2023 to RMB637 million for the six months ended June 30, 2024, mainly due to the increased account management fees driven by improved collection performance.

Investment income. Our investment income decreased by 6.6% from RMB445 million for the six months ended June 30, 2023 to RMB416 million for the six months ended June 30, 2024, mainly due to the increased losses associated with certain investment assets.

LUFAX HOLDING LTD
INTERIM REPORT 2024
5

Management Discussion and Analysis

Total Expenses

	For the Six Months Ended June 30,			
	2023	**2024**		YoY
	(Unaudited)	**(Unaudited)**		
	(RMB)	**(RMB)**	**(US$)**	
	(in millions, except percentages)			
Sales and marketing expenses	5,570	**2,890**	**398**	(48.1%)
General and administrative expenses	1,249	**993**	**137**	(20.5%)
Operation and servicing expenses	3,134	**2,655**	**365**	(15.3%)
Technology and analytics expenses	686	**528**	**73**	(23.0%)
Credit impairment losses	6,130	**5,422**	**746**	(11.5%)
Finance costs	324	**71**	**10**	(78.0%)
Other (gains)/losses – net	(173)	**299**	**41**	273.0%
Total expenses	16,920	**12,857**	**1,769**	(24.0%)

Our total expenses decreased by 24.0% from RMB16,920 million for the six months ended June 30, 2023 to RMB12,857 million for the six months ended June 30, 2024, mainly due to our expense control measures, responding to the decreased outstanding balance and new loan sales.

Sales and marketing expenses. Our sales and marketing expenses decreased by 48.1% from RMB5,570 million for the six months ended June 30, 2023 to RMB2,890 million for the six months ended June 30, 2024 due to (i) the decreased commissions as a result of the decreased new loan sales, (ii) the decreased referral expenses from platform service attributable to our exit from the Lujintong business that we had previously conducted, and (iii) the decreased general sales and marketing expenses as a result of the decrease in salary as a result of optimization of our sales team.

General and administrative expenses. Our general and administrative expenses decreased by 20.5% from RMB1,249 million for the six months ended June 30, 2023 to RMB993 million for the six months ended June 30, 2024, mainly due to the decrease of tax and surcharge and our expense control measures.

Operation and servicing expenses. Our operation and servicing expenses decreased by 15.3% from RMB3,134 million for the six months ended June 30, 2023 to RMB2,655 million for the six months ended June 30, 2024 due to our expense control measures and the decrease of loan balance, partially offset by the increased commission associated with the improved collection performance.

Technology and analytics expenses. Our technology and analytics expenses decreased by 23.0% from RMB686 million for the six months ended June 30, 2023 to RMB528 million for the six months ended June 30, 2024 due to our expense control measures.

Credit impairment losses. Our credit impairment losses decreased by 11.5% from RMB6,130 million for the six months ended June 30, 2023 to RMB5,422 million for the six months ended June 30, 2024, mainly due to the decrease in actual losses of loans as a result of the improvement of credit performance.

6
LUFAX HOLDING LTD
INTERIM REPORT 2024

Management Discussion and Analysis Finance costs. Our finance costs decreased by 78.0% from RMB324 million for the six months ended June 30, 2023 to RMB71 million for the six months ended June 30, 2024, mainly due to the decrease of interest expenses as a result of repayment of the Optionally Convertible Promissory Notes and other debts, partially offset by the decrease of interest income from bank deposits. Other (gains)/losses — net. Our other losses were RMB299 million for the six months ended June 30, 2024, compared to RMB173 million other gains for the six months ended June 30, 2023, mainly due to the increase of foreign exchange losses and losses associated with certain risk assets. Income Tax Expenses Our income tax expenses increased by 137.4% from RMB692 million for the six months ended June 30, 2023 to RMB1,643 million for the six months ended June 30, 2024, mainly due to the increased withholding tax of RMB1,050 million associated with one-off dividends that were paid by our PRC subsidiaries in order to support the distribution of the special dividend approved upon the Annual General Meeting on 30 May 2024. Net Loss Our net loss was RMB1,560 million for the six months ended June 30, 2024, compared to the net profit of RMB1,736 million for the six months ended June 30, 2023, as a result of the aforementioned factors. Balance Sheet We had RMB37,114 million in cash at bank as of June 30, 2024, as compared to RMB46,928 million as of June 30, 2023. Net assets of the Company amounted to RMB82,676 million as of June 30, 2024, as compared to RMB94,818 million as of June 30, 2023. Liquidity and Capital Resources For the six months ended June 30, 2024, (i) our net cash generated from operating activities was RMB3,500 million, primarily due to the decrease of the loan scale and the collected service fees from the core retail credit and enablement business, partially offset by the payment of expenses; (ii) our net cash generated from investing activities was RMB2,522 million, primarily due to the decrease of time deposits with original maturities of more than three months; and (iii) our net cash used in financing activities was RMB4,189 million, primarily due to payment for redemption of borrowings. For the corresponding period of 2023, (i) our net cash generated from operating activities was RMB5,281 million; (ii) our net cash generated from investing activities was RMB1,835 million; and (iii) our net cash used in financing activities was RMB11,621 million. As of June 30, 2024, our cash and cash equivalents were primarily denominated in RMB or USD. Borrowings and Other Indebtedness As of June 30, 2024, we had RMB41,002 million unsecured bank borrowings and there were no secured bank borrowings. Our borrowings with fixed interest rates ranging from 2.6% to 4.2% per annum amounted to RMB36,674 million as of the same date. As of June 30, 2024, the outstanding principal amounts of the Ping An Convertible Promissory Notes amounted to RMB7,099 million.

Management Discussion and Analysis Pledge of Assets As of June 30, 2024, we did not have any encumbrances, mortgage, lien, charge or pledge on our assets. Gearing Ratio As of June 30, 2024, our gearing ratio (i.e. in percentage, total debt divided by total equity, and total debt is calculated as the aggregate of borrowings, convertible promissory note payable) was 56.7%. Significant Investments As of June 30, 2024, we did not hold any significant investments (including any investments in an investee company with a value of 5% or more of our total assets as of June 30, 2024). Material Acquisitions and Disposals On April 2, 2024, the acquisition of the entire issued share capital of Jin Yi Tong Limited, the indirect holding company of PAO Bank Limited (formerly known as Ping An OneConnect Bank (Hong Kong) Limited) (the “Virtual Bank”), was completed. For further details of the acquisition of the Virtual Bank, please refer to the Company’s announcement dated November 14, 2023. Save for the above, we did not have any material acquisitions or disposals of subsidiaries, Consolidated Affiliated Entities, associates or joint ventures during the six months ended June 30, 2024. Future Plans for Material Investments or Capital Assets We did not have any future plans for material investments or capital assets as of June 30, 2024. Contingent Liabilities Previously, we shared credit risk with our funding partners by utilizing a combination of our licensed financing guarantee subsidiary and collaborations with third-party credit enhancement providers. In the fourth quarter of 2023, we successfully completed the transformation of our business to a 100% guarantee business model, under which our licensed financing guarantee subsidiary provides a guarantee for each new loan transaction without the use of third-party credit enhancement. As of June 30, 2024, the balance of our remaining commitment under the financing guarantee contracts for which we do not consolidate the underlying loans amounted to RMB53,294 million. Other than the above, we did not have any material contingent liabilities as of June 30, 2024. Capital Expenditures and Capital Commitment Our capital expenditures were RMB21 million for the six months ended June 30, 2024. These capital expenditures primarily comprised expenditures for the purchase of property and equipment, intangible assets and other long-term assets. We intend to fund our future capital expenditures with our existing cash balance, and anticipated cash flows from operations. We will continue to make well-planned capital expenditures to meet the expected growth of our business. As of June 30, 2024, we had no capital commitment.

Management Discussion and Analysis Risk Management Foreign exchange risk Foreign currency risk is the risk of loss resulting from changes in foreign currency exchange rates. Fluctuations in exchange rates between the RMB and other currencies in which we conduct business may affect our financial position and results of operations. The foreign currency risk we have assumed mainly comes from movements in the USD/RMB exchange rate. We and our major overseas intermediate holding companies’ functional currency is USD. We are mainly exposed to foreign exchange risk arising from our cash and cash equivalents and loans to subsidiaries denominated in RMB. During the Reporting Period, we have entered into forward RMB-FX trading to manage our exposure to foreign currency risk arising from loans to subsidiaries denominated in RMB. Interest rate risk Interest rate risk is the risk that the fair value/future cash flows of a financial instrument will fluctuate because of changes in market interest rates. Interest on floating rate instruments is repriced at intervals of less than one year. Interest on fixed interest rate instruments is priced at inception of the financial instruments and is fixed until maturity. Floating rate instruments expose us to cash flow interest rate risk, whereas fixed rate instruments expose us to fair value interest risk. Our interest rate risk mainly arises from fixed rate instruments including cash at bank, accounts and other receivables and contract assets, loans to customers, and accounts and other payables and contract liabilities, etc. Our interest rate risk policy requires us to manage interest rate risk by managing the maturities of interest-bearing financial assets and interest-bearing financial liabilities. Employees and Remuneration We had a total of 33,746 full-time employees as of June 30, 2024. The following table sets forth a breakdown of our employees by function as of June 30, 2024. Number of Function Employees Sales and marketing 23,490 Credit assessment 1,169 Post-origination services 5,274 General and administrative 2,855 Technology and research 535 Other 423 Total 33,746 For the six months ended June 30, 2024, our employee benefit expenses amounted to RMB4,423 million as compared to RMB6,190 million for the six months ended June 30, 2023.

Management Discussion and Analysis As part of our retention strategy, we offer employees competitive salaries, performance-based cash bonuses, incentive share grants and other incentives. Our management recognizes the importance of realizing personal values for our employees and promotes a transparent appraisal system for all our employees seeking career advancement across different business departments. Our appraisal system provides the basis for making human resource decisions such as base compensation, bonuses, career promotion and employee share incentive grants. In order to maintain a competitive edge, we will continue to focus on attracting and retaining qualified professionals by providing an incentive-based and market-driven compensation structure that rewards performance and results. We primarily recruit our employees through recruitment agencies, on-campus job fairs, industry referrals, internal referrals and online channels. In addition to on-the-job training, we regularly provide management, financial, technology, regulatory and other training to our employees by internally sourced speakers or externally hired consultants. Our employees may also attend external training with the approval of their supervisor. We have adopted the 2014 Share Incentive Plan and the 2019 Performance Share Unit Plan. Recent Developments after the Reporting Period Reference is made to our circular dated June 12, 2024 in relation to the Scrip Dividend Scheme. The cheques for the special dividend and certificates for new Shares to be allotted pursuant to the Scrip Dividend Scheme were sent to the Shareholders. As a result of the election for scrip dividend by An Ke Technology and Ping An Overseas Holdings under the Scrip Dividend Scheme and after receiving the scrip dividend, we become an indirect non-wholly-owned subsidiary of Ping An Insurance and our financial results are consolidated into the consolidated financial statements of Ping An Insurance. References are also made to (i) the joint announcement dated July 3, 2024 and jointly published by Ping An Insurance, An Ke Technology, Ping An Overseas Holdings and us in relation to the possible mandatory unconditional cash offers to be made (the “Rule 3.5 Announcement”) and (ii) the joint announcement dated July 24, 2024 and jointly published by Ping An Insurance, An Ke Technology, Ping An Overseas Holdings and us in relation to the delay in despatch of composite document. As a result of the election for scrip dividend by An Ke Technology and Ping An Overseas Holdings under the Scrip Dividend Scheme, An Ke Technology and Ping An Overseas Holdings will be required to make a mandatory general offer for Lufax Offer Share(s) (as defined in the Rule 3.5 Announcement) and ADSs pursuant to Rule 26 of the Takeovers Code and an appropriate offer for all outstanding options under the 2014 Share Incentive Plan and unvested PSUs (as defined below) in compliance with Rule 13 of the Takeovers Code to cancel all such outstanding options and unvested PSUs. With the consent from the Executive Director of the Corporate Finance Division of the Securities and Futures Commission of Hong Kong, the composite document will be despatched on or before August 30, 2024. Save as disclosed above, there are no important events that had occurred since the end of the Reporting Period up to the Latest Practicable Date.

Corporate Governance and Other Information The Board is committed to achieving high corporate governance standards. The Board believes that high corporate governance standards are essential in providing a framework for the Company to safeguard the interests of the Shareholders and to enhance corporate value and accountability. Interests and Short Positions of the Directors and Chief Executives of the Company in the Shares, Underlying Shares and Debentures of the Company and its Associated Corporations As of June 30, 2024, so far as is known to the Directors, the interests and/or short positions (as applicable) of the Directors and the chief executives of the Company in the Shares, underlying Shares and debentures of the Company and its associated corporations, within the meaning of Part XV of the SFO, which were required to be notified to the Company and the Stock Exchange pursuant to Divisions 7 and 8 of Part XV of the SFO (including interests and/or short positions (as applicable) which he/she is taken or deemed to have under such provisions of the SFO), or which were required, pursuant to section 352 of the SFO, to be recorded in the register referred to therein, or which were required, pursuant to the ‘Model Code for Securities Transactions by Directors of Listed Issuers’ as set out in Appendix C3 to the Listing Rules, to be notified to the Company and the Stock Exchange, were as follows: Interest in Shares or Underlying Shares of the Company Number of Shares and/or Shares underlying outstanding Approximate options and/or percentage of Nature of unvested performance shareholding Long position/ Name of Director interest share units granted interest(1) Short position Mr. Yong Suk CHO ( ) Beneficial interest 527,150(2) 0.05% Long position Mr. Gregory Dean GIBB ( ) Beneficial interest 604,741.5(3) 0.05% Long position Notes: (1) The calculation is based on the total number of 1,147,095,737 Shares issued and outstanding as of June 30, 2024 (excluding the treasury shares held by the Company, which comprised the Shares underlying the ADSs re-purchased by the Company pursuant to the share repurchase programs and Shares issued to the Depositary for bulk issuance of ADSs reserved for future issuances upon the exercise or vesting of options or awards granted under the Company’s Share Incentive Plans). (2) This represents the aggregate of (i) 27,150 Shares to be issued upon vesting of the performance share units held by Mr. Yong Suk CHO under the 2019 Performance Share Unit Plan, and (ii) 500,000 Shares to be issued upon exercise of the options held by Mr. Yong Suk CHO under the 2014 Share Incentive Plan, as of June 30, 2024. (3) This represents the aggregate of (i) 31,083 Shares held by Mr. Gregory Dean GIBB, (ii) 27,151 Shares to be issued upon vesting of the performance share units held by Mr. Gregory Dean GIBB under the 2019 Performance Share Unit Plan, and (iii) 546,507.5 Shares to be issued upon exercise of the options held by Mr. Gregory Dean GIBB under the 2014 Share Incentive Plan, as of June 30, 2024.

Corporate Governance and Other Information Save as disclosed above, as of June 30, 2024, so far as is known to the Directors, none of the Directors or the chief executives of the Company had or were deemed to have an interest and/or short position (as applicable) in the Shares, underlying Shares or debentures of the Company or any interests and/or short positions (as applicable) in the Shares, underlying Shares or debentures of the Company’s associated corporations (within the meaning of Part XV of the SFO) which (i) were required to be notified to the Company and the Stock Exchange pursuant to Divisions 7 and 8 of Part XV of the SFO (including interests and short positions which they are taken or deemed to have under such provisions of the SFO), (ii) were required, pursuant to Section 352 of the SFO, to be entered in the register referred to therein or (iii) were required, pursuant to the ‘Model Code for Securities Transactions by Directors of Listed Issuers’ as set out in Appendix C3 to the Listing Rules, to be notified to the Company and the Stock Exchange. Interests and Short Positions of the Substantial Shareholders in Shares and Underlying Shares of the Company As of June 30, 2024, the following persons (other than the Directors and chief executives of the Company whose interests have been disclosed in this report), had interests or short positions in the Shares and underlying Shares which were required to be disclosed to the Company and the Stock Exchange pursuant to Divisions 2 and 3 of Part XV of the SFO or as recorded in the register required to be kept by the Company pursuant to Section 336 of the SFO: Approximate percentage of Capacity/Nature of Number of shareholding Long position/ Name of shareholder interest Shares interest(1) Short position An Ke Technology(2)(4) Beneficial owner 285,000,000 24.85% Long position Ping An Overseas Holdings(2) Beneficial owner 189,905,000 16.56% Long position Ping An Financial Technology(2) Interest in controlled 285,000,000 24.85% Long position corporations Ping An Insurance(2)(4) Interest in controlled 474,905,000 41.40% Long position corporations Tun Kung Company Limited(3)(4) Beneficial interest 308,198,174 26.87% Long position Tongjun Investment Company Interest in controlled 308,198,174 26.87% Long position Limited(3) corporations Lanbang Investment Company Interest in controlled 308,198,174 26.87% Long position Limited(3)(4) corporations Mr. Weiwei DOU(3) Interest in controlled 308,198,174 26.87% Long position corporations Ms. Wenjun Wang(3) Interest in controlled 308,198,174 26.87% Long position corporations Mr. Xuelian YANG(3)(4) Interest in controlled 308,198,174 26.87% Long position corporations Mr. Jingkui SHI(3)(4) Interest in controlled 308,198,174 26.87% Long position corporations

Corporate Governance and Other Information Notes: (1) The calculation is based on the total number of 1,147,095,737 Shares issued and outstanding as of June 30, 2024 (excluding the treasury shares held by the Company, which comprised the Shares underlying the ADSs repurchased by the Company pursuant to the share repurchase programs and Shares issued to the Depositary for bulk issuance of ADSs reserved for future issuances upon the exercise or vesting of options or awards granted under the Company’s Share Incentive Plans). (2) Represents 285,000,000 Shares held by An Ke Technology and 189,905,000 Shares held by Ping An Overseas Holdings. An Ke Technology is a wholly owned subsidiary of Ping An Financial Technology which is wholly owned by Ping An Insurance. Ping An Overseas Holdings is a direct wholly-owned subsidiary of Ping An Insurance. Ping An Financial Technology is deemed to be interested in the 285,000,000 Shares held by An Ke Technology. Ping An Insurance is deemed to be interested in the 285,000,000 Shares held by An Ke Technology and 189,905,000 Shares held by Ping An Overseas Holdings. We issued the Ping An Convertible Promissory Notes in an aggregate principal amount of US$1,953.8 million to Ping An Overseas Holdings and An Ke Technology. As of June 30, 2024, 50% of the outstanding principal amount of the Ping An Convertible Promissory Notes had been redeemed and the remaining 50% outstanding Ping An Convertible Promissory Notes which had not been redeemed can be converted, in whole or in part, into the Shares (or the ADSs) at any time from April 30, 2026 until the date which is five business days before (and excluding) October 8, 2026, at an initial conversion price of US$14.8869 per ordinary share subject to certain adjustments as set forth in the terms and conditions of each of the Ping An Convertible Promissory Notes. As of June 30, 2024, the Ping An Convertible Promissory Notes can be converted into an aggregate of 76,559,561 Shares, representing approximately 6.67% of the total issued and outstanding Shares as of June 30, 2024. For further details of Ping An Convertible Promissory Notes, see “History and Corporate Structure — Major Shareholding Changes of the Company and Our Principal Subsidiaries — Shareholding changes of the Company — Convertible Promissory Notes Issued to Ping An Overseas Holdings and An Ke Technology” in the Listing Document. (3) Represents 275,203,430 Shares held by Tun Kung Company Limited, a BVI company, plus, as of June 30, 2024, the interest in 32,994,744 Shares which derives from ADSs. As of June 30, 2024, each of Tongjun Investment Company Limited and Lanbang Investment Company Limited owned 47.2% and 52.8% of the issued and outstanding share capital of Tun Kung Company Limited, respectively. Tongjun Investment Company Limited and Lanbang Investment Company Limited are both British Virgin Islands companies. Each of the two individuals, Mr. Wenwei DOU and Ms. Wenjun WANG, as nominee shareholder, owns 50% of Tongjun Investment Company Limited’s shares. Each of the two individuals, Mr. Xuelian YANG and Mr. Jingkui SHI, owns 50% of Lanbang Investment Company Limited’s shares. Therefore, Tongjun Investment Company Limited, Lanbang Investment Company Limited, Mr. Wenwei DOU, Ms. Wenjun WANG, Mr. Xuelian YANG and Mr. Jingkui SHI are deemed to be interested in the Shares held by Tun Kung Company Limited. (4) Each shareholder of Lanbang Investment Company Limited, Mr. Jingkui SHI and Mr. Xuelian YANG, has granted an option to An Ke Technology to purchase up to 100% of his shares in Lanbang Investment Company Limited (“Lanbang Offshore Call Options”). Lanbang Investment Company Limited held 52.8% of the shares of Tun Kung Company Limited, which in turn beneficially owned 26.87% of the Shares. Lanbang Investment Company Limited has also granted an option to An Ke Technology to purchase up to 100% of its shares in Tun Kung Company Limited (“Tun Kung Offshore Call Options”, together with Lanbang Offshore Call Options, the “Offshore Call Options”). Lanbang Investment Company Limited is entitled to its voting and other rights in Tun Kung Company Limited prior to An Ke Technology’s exercise of the Tun Kung Offshore Call Options. For details of the Offshore Call Options, see note (2) to the subsection headed “History and Corporate Structure — Our Corporate Structure” in the Listing Document. Save as disclosed above, as of June 30, 2024, no person, other than the Directors whose interests are set out in the section headed “Interests and Short Positions of the Directors and Chief Executives of the Company in the Shares, Underlying Shares and Debentures of the Company and its Associated Corporations” had or was deemed to have an interest or short position in the Shares and underlying Shares which would fall to be disclosed to the Company and the Stock Exchange pursuant to Divisions 2 and 3 of Part XV of the SFO, or which were required to be recorded in the register required to be kept by the Company pursuant to Section 336 of the SFO.

Corporate Governance and Other Information Share Incentive Plans We adopted the 2014 Share Incentive Plan in December 2014 and amended and restated it most recently on April 12, 2023 to comply with Chapter 17 of the Listing Rules. In addition, we adopted the 2019 Performance Share Unit Plan in September 2019 and amended and restated it most recently on April 12, 2023 to comply with Chapter 17 of the Listing Rules. They have been subject to Chapter 17 of the Listing Rules since the Listing Date. For the avoidance of doubt, options and awards granted pursuant to the Share Incentive Plans prior to the Listing Date are not subject to the provisions of the Listing Rules. For details of our Share Incentive Plans, please see “Statutory and General Information — D. Share Incentive Plans” in Appendix IV to the Listing Document and “ Directors’ Report — Share Incentive Plans” in the Annual Report 2023. Options and PSUs available for grant under the Share Incentive Plans The scheme mandate limit under the Share Incentive Plans is 45,644,803 Shares and the service provider sublimit under the Share Incentive Plans is 15,000,000 Shares. As of December 31, 2023, 24,410,829 Shares (equivalent to 12,205,414 ADSs) are available for future grant under the scheme mandate limit under the Share Incentive Plans and 11,779,146 Shares (equivalent to 5,889,573 ADSs) are available for future grant under the service provider sublimit under the Share Incentive Plans. As of June 30, 2024, 26,058,160 Shares (equivalent to 13,029,080 ADSs) are available for future grant under the scheme mandate limit under the Share Incentive Plans and 12,367,672 Shares (equivalent to 6,183,836 ADSs) are available for future grant under the service provider sublimit under the Share Incentive Plans. Maximum Number of Shares The maximum aggregate number of Shares that may be issued in respect of the Share Incentive Plans is 13,041,909 Shares, representing approximately 1.14% of the weighted average number of Shares issued and outstanding for the six months ended June 30, 2024.

Corporate Governance and Other Information

2014 Share Incentive Plan

The Company did not grant further options under the 2014 Share Incentive Plan during the six months ended June 30, 2024. Details of the movements of the options granted under the 2014 Share Incentive Plan during the six months ended June 30, 2024 are as follows:

Name or category of the Grantee	Position	Date of grant	Vesting period	Date of expiration	Exercise price for options (per Share in RMB)	Number of options outstanding as of January 1, 2024	Number of options exercised during the six months ended June 30, 2024	Exercise price for options exercised during the six months ended June 30, 2024 (per Share in RMB)	Weighted average closing price of Shares immediately before the date of exercise	Number of options cancelled during the six months ended June 30, 2024	Exercise price for options cancelled during the six months ended June 30, 2024 (per Share in RMB)	Number of options lapsed during the six months ended June 30, 2024	Number of options outstanding as of June 30, 2024
Yong Suk CHO (趙容奭)	Chairman of the Board and Chief Executive Officer	April 8, 2016 and December 29, 2017	4 years	April 8, 2026 and December 29, 2027	98.06-118.0	500,000	-	-	-	-	-	-	500,000
Gregory Dean GIBB (計葵生)	Executive Director and Co-Chief Executive Officer	December 22, 2014 to April 1, 2017	4 years	December 22, 2024 to April 1, 2027	8.0-98.06	557,209.5	10,702	8.0	HK$19.04	-	-	-	546,507.5
Other Employees (in aggregate)	-	August 16, 2014 to November 27, 2018	1 year to 4 years	August 16, 2024 to November 27, 2028	8.00-118.0	10,322,220.5	157,760	8.0	HK$18.30	-	-	1,130,944	9,033,516.5
Service Provider Participants (in aggregate)	-	December 22, 2014 to March 19, 2018	4 years	December 22, 2024 to March 19, 2028	8.0-118.0	2,014,595	43,568	8.0	HK$18.30	-	-	443,969	1,527,058
Related Entities (in aggregate)	-	-	-	-	-	-	-	-	-	-	-	-	-
Total						**13,394,025**	**212,030**			**-**	**-**	**1,574,913**	**11,607,082**

Note:

(1) No consideration is required to be paid for the grant of options.

LUFAX HOLDING LTD
INTERIM REPORT 2024
15

Corporate Governance and Other Information –2019 Performance Share Unit Plan The Company did not grant further performance share units (“PSUs”, or each “PSU”) under the 2019 Performance Share Unit Plan during the six months ended June 30, 2024. Details of the movements of the PSUs granted under the 2019 Performance Share Unit Plan during the six months ended June 30, 2024 are as follows: Weighted Number of average closing Number Number of PSUs vested price of of PSUs PSUs lapsed Number of during the Shares cancelled during the Number of unvested PSUs six months immediately during the six six months PSUs unvested Unlocking Date of Purchase as of ended before the months ended ended as of Name or category of the Grantee Position Date of grant period expiration price January 1, 2024 June 30, 2024 date of vesting June 30, 2024 June 30, 2024 June 30, 2024 Yong Suk CHO ( ) Chairman of the Board November 1, 2020 4 years November 1, 2030 Nil 27,150 – – – – 27,150 and Chief Executive Officer Gregory Dean GIBB ( ) Executive Director and November 1, 2020 4 years November 1, 2030 Nil 54,017 26,866 HK$19.04 – – 27,151 Co-Chief Executive Officer Other Employees (in aggregate) – May 1, 2020 and 4 years May 1, 2030 and Nil 1,680,873(2) 515,494 HK$16.27 – 63,243 1,102,136 November 1, 2021 November 1, 2031 Service Provider Participants – May 1, 2020 and 4 years May 1, 2030 and Nil 309,741 22,176 HK$16.67 – 9,175 278,390 (in aggregate) September 1, 2021 September 1, 2031 Related Entities (in aggregate) – – – – – – – – – – – Total 2,071,781 564,536 – 72,418 1,434,827 Notes: (1) No consideration is required to be paid for the grant of PSUs. (2) This includes 428,975 awards granted to a former director of the Company.

Corporate Governance and Other Information Change in Directors’ Information There has no change in the Directors’ biographical details which is required to be disclosed pursuant to Rule 13.51B(1) of the Listing Rules. Share Repurchase Program For the six months ended June 30, 2024, we did not have any share repurchase program. Purchase, Sale or Redemption of the Company’s Listed Securities Neither the Company nor any of its subsidiaries purchased, sold, or redeemed any of the Company’s securities listed on the Stock Exchange or the NYSE (including sale of treasury shares) during the six months ended June 30, 2024. Compliance with the Code on Corporate Governance During the six months ended June 30, 2024, we have complied with all the applicable code provisions of the Corporate Governance Code set forth in Part 2 of Appendix C1 (formerly Appendix 14) to the Listing Rules (the “CG Code”), save for the following. Pursuant to code provision C.2.1 of the CG Code, companies listed on the Stock Exchange are expected to comply with but may choose to deviate from the requirement that the responsibilities between the chairperson and the Chief Executive Officer should be segregated and should not be performed by the same individual. Mr. Yong Suk CHO has assumed the roles of chairman of the Board and Chief Executive Officer of the Company, which constitutes a deviation from code provision C.2.1 of the CG Code. The Board believes that vesting the roles of both chairperson and Chief Executive Officer in the same person has the benefit of ensuring consistent leadership within the Group and enables more effective and efficient overall strategic planning for the Group. Taking into account that Mr. Gregory Dean GIBB currently acts as the Co-Chief Executive Officer of the Company, the Board considers that the balance of power and authority for the present arrangement is not impaired, and this structure enables the Company to make and implement decisions promptly and effectively. The Board will continue to review and consider splitting the roles of chairman of the Board and the Chief Executive Officer of the Company if and when it is appropriate taking into account the circumstances of the Group as a whole. Compliance with the Model Code for Securities Transactions by Directors The Company has adopted the Code for Dealings in Securities by Management (the “Code”), with terms no less exacting that the ‘Model Code for Securities Transactions by Directors of Listed Issuers’ as set out in Appendix C3 (formerly Appendix 10) to the Listing Rules, as its own securities dealing code to regulate all dealings by Directors and relevant employees of securities in the Company and other matters covered by the Code. Specific enquiry has been made of all the Directors and each of the Directors has confirmed that he/she had complied with the Code during the six months ended June 30, 2024.

Corporate Governance and Other Information Audit Committee We have established an audit committee comprising three independent non-executive Directors, namely Mr. Rusheng YANG, Mr. Xudong ZHANG and Mr. David Xianglin LI. Mr. YANG, being the chairman of the committee, is appropriately qualified as required under Rules 3.10(2) and 3.21 of the Listing Rules. The primary duties of the Company’s audit committee are to monitor the integrity of our financial statements and our compliance with legal and regulatory requirements as they relate to our financial statements and accounting matters, to review the adequacy of our internal control over financial reporting, to review all related party transactions for potential conflict of interest situations and to approve, as appropriate, such transactions. Our audit committee has reviewed this report and our unaudited condensed consolidated interim financial information for the six months ended June 30, 2024. In addition, the independent auditor of the Company, PricewaterhouseCoopers, has reviewed our unaudited condensed consolidated interim financial information for the six months ended June 30, 2024 in accordance with International Standard on Review Engagements 2410 “Review of Interim Financial Information Performed by the Independent Auditor of the Entity.” Semi-Annual Dividend The Board did not recommend the distribution of an semi-annual dividend for the six months ended June 30, 2024. Exchange Rate Conversion Our reporting currency is Renminbi. This interim report contains translations of financial data in Renminbi amounts into U.S. dollars at specific rate solely for the convenience of the reader. Unless otherwise stated, all translations of financial data in Renminbi into U.S. dollars and from U.S. dollars into Renminbi in this interim report were made at a rate of RMB7.2672 to US$1.00, the exchange rate on June 28, 2024 set forth in the H.10 statistical release of the Federal Reserve Board as extracted from the website of the Federal Reserve Board. Approval of Interim Report This interim report of the Group for the six months ended June 30, 2024 was approved and authorized for issue by the Board on August 21, 2024. Safe Harbor Statement This report contains forward-looking statements. These statements are made under the “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates” and similar statements. Statements that are not historical facts, including statements about the Company’s beliefs and expectations, are forward-looking statements. The Company has based these forward-looking statements largely on its current expectations and projections about future events and financial trends, which involve known or unknown risks, uncertainties and other factors, all of which are difficult to predict and many of which are beyond the Company’s control. These forward-looking statements include, but are not limited to, statements about the Company’s goals and strategies; the Company’s future business development, financial condition and results of operations; expected changes in the Company’s income, expenses or expenditures; expected growth of the retail credit facility and wealth management markets; the Company’s expectations regarding demand for, and market acceptance of, its services; the Company’s expectations regarding its relationship with borrowers, platform investors, funding sources, product providers and other business partners; general economic and business conditions; and government policies and regulations relating to the industry the Company operates in. Forward-looking statements involve inherent risks and uncertainties. Further information regarding these and other risks is included in the Company’s filings with the SEC and the Stock Exchange. All information provided in this report is as of the Latest Practicable Date, and the Company does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

Report on Review of Condensed Consolidated Interim Financial Information To the Board of Directors of Lufax Holding Ltd (incorporated in the Cayman Islands with limited liability) Introduction We have reviewed the condensed consolidated interim financial information set out on pages 20 to 56, which comprises the interim consolidated statement of financial position of Lufax Holding Ltd (the “Company”) and its subsidiaries (together, the “Group”) as of June 30, 2024 and the interim consolidated statement of comprehensive income, the interim consolidated statement of changes in equity and the interim consolidated statement of cash flows for the six-month period then ended, and selected explanatory notes. The Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited require the preparation of a report on condensed consolidated interim financial information to be in compliance with the relevant provisions thereof and International Accounting Standard 34 “Interim Financial Reporting”. The directors of the Company are responsible for the preparation and presentation of this condensed consolidated interim financial information in accordance with International Accounting Standard 34 “Interim Financial Reporting”. Our responsibility is to express a conclusion on this condensed consolidated interim financial information based on our review and to report our conclusion solely to you, as a body, in accordance with our agreed terms of engagement, and for no other purpose. We do not assume responsibility towards or accept liability to any other person for the contents of this report. Scope of Review We conducted our review in accordance with International Standard on Review Engagements 2410, “Review of Interim Financial Information Performed by the Independent Auditor of the Entity”. A review of condensed consolidated interim financial information consists of making inquiries, primarily of persons responsible for financial and accounting matters, and applying analytical and other review procedures. A review is substantially less in scope than an audit conducted in accordance with International Standards on Auditing and consequently does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly, we do not express an audit opinion. Conclusion Based on our review, nothing has come to our attention that causes us to believe that the condensed consolidated interim financial information of the Group is not prepared, in all material respects, in accordance with International Accounting Standard 34 “Interim Financial Reporting”. PricewaterhouseCoopers Certified Public Accountants Hong Kong August 22, 2024

Interim Consolidated Statement of Comprehensive Income Six Months Ended June 30, 2023 2024 Note RMB’000 RMB’000 Technology platform-based income 6 9,086,070 4,551,892 Net interest income 7 6,715,547 5,560,940 Guarantee income 2,565,405 1,775,400 Other income 537,632 636,783 Investment income 445,007 415,657 Share of net loss of investments accounted for using the equity method (1,587) (691) Total income 19,348,074 12,939,981 Sales and marketing expenses 8 (5,570,120) (2,889,635) General and administrative expenses 8 (1,249,416) (993,199) Operation and servicing expenses 8 (3,134,026) (2,654,672) Technology and analytics expenses 8 (685,616) (527,733) Credit impairment losses 9 (6,129,506) (5,421,572) Finance costs (324,288) (71,405) Other gains/(losses) - net 172,856 (298,990) Total expenses (16,920,116) (12,857,206) Profit before income tax 2,427,958 82,775 Less: Income tax expenses 10 (691,970) (1,642,727) Net profit/(loss) for the period 1,735,988 (1,559,952) Net profit/(loss) attributable to: Owners of the Company 1,637,325 (1,662,535) Non-controlling interests 98,663 102,583 1,735,988 (1,559,952) The accompanying notes are an integral part of the condensed consolidated interim financial information.

Interim Consolidated Statement of Comprehensive Income (Continued) Six Months Ended June 30, 2023 2024 Note RMB’000 RMB’000 Other comprehensive loss, net of tax: Items that may be reclassified to profit or loss – Exchange differences on translation of foreign operations (126,043) (426) – Changes in the financial assets at fair value over comprehensive income – (2,511) Items that will not be reclassified to profit or loss – Exchange differences on translation of foreign operations to the presentation currency (550,592) (71,732) Total comprehensive income for the period 1,059,353 (1,634,621) Total comprehensive income attributable to: Owners of the Company 959,564 (1,736,911) Non-controlling interests 99,789 102,290 1,059,353 (1,634,621) Earnings per share (expressed in RMB per share) – Basic earnings per share 11 1.43 (1.45) – Diluted earnings per share 11 1.43 (1.45) – Basic earnings per ADS 11 2.86 (2.90) – Diluted earnings per ADS 11 2.86 (2.90) The accompanying notes are an integral part of the condensed consolidated interim financial information.

Interim Consolidated Statement of Financial Position As of December 31, 2023 June 30, 2024 Note RMB’000 RMB’000 ASSETS Cash at bank 12 39,598,785 37,113,898 Restricted cash 12 11,145,838 10,683,924 Financial assets at fair value through profit or loss 13 28,892,604 29,249,592 Financial assets at fair value through other comprehensive income 14 – 1,739,416 Financial assets at amortized cost 15 3,011,570 2,918,120 Accounts and other receivables and contract assets 16 7,293,671 5,410,456 Loans to customers 17 129,693,954 112,708,888 Deferred tax assets 5,572,042 5,476,280 Property and equipment 180,310 162,426 Investments accounted for using the equity method 2,609 –Intangible assets 874,919 1,016,210 Right-of-use assets 400,900 349,884 Goodwill 8,911,445 9,171,729 Other assets 1,444,362 929,279 Total assets 237,023,009 216,930,102 LIABILITIES Payable to platform investors 985,761 781,083 Borrowings 18 38,823,284 41,002,213 Customer deposits 19 – 3,126,937 Current income tax liabilities 782,096 447,523 Accounts and other payables and contract liabilities 20 6,977,118 15,188,201 Payable to investors of consolidated structured entities 83,264,738 61,693,369 Financing guarantee liabilities 21 4,185,532 3,507,405 Deferred tax liabilities 524,064 427,332 Lease liabilities 386,694 342,671 Convertible promissory notes payable 5,650,268 5,898,783 Other liabilities 1,759,672 1,838,182 Total liabilities 143,339,227 134,253,699 EQUITY Share capital 75 75 Share premium 32,142,233 22,306,417 Treasury shares (5,642,768) (5,642,768) Other reserves 155,849 544,621 Retained earnings 65,487,099 63,824,564 Total equity attributable to owners’ of the Company 92,142,488 81,032,909 Non-controlling interests 1,541,294 1,643,494 Total equity 93,683,782 82,676,403 Total liabilities and equity 237,023,009 216,930,102 The accompanying notes are an integral part of the condensed consolidated interim financial information.

Interim Consolidated Statement of Changes in Equity

	Attributable to owners of the Company							
	Share capital RMB'000	Share premium RMB'000	Treasury shares RMB'000	Other reserves RMB'000	Retained earnings RMB'000	Total RMB'000	Non-controlling interests RMB'000	Total Equity RMB'000
As of January 1, 2023	75	32,073,874	(5,642,769)	2,158,432	64,600,234	93,189,846	1,596,829	94,786,675
Net profit for the period	-	-	-	-	1,637,325	1,637,325	98,663	1,735,988
Other comprehensive income/(loss)	-	-	-	(677,761)	-	(677,761)	1,126	(676,635)
Total comprehensive income for the period	-	-	-	(677,761)	1,637,325	959,564	99,789	1,059,353
Transactions with owners								
Exercise of share-based payment	-	11,468	-	(10,014)	-	1,454	-	1,454
Acquisition of non-controlling interests of a subsidiary	-	-	-	4,511	-	4,511	(203,711)	(199,200)
Dividend declared	-	(795,112)	-	-	-	(795,112)	-	(795,112)
Share-based payment	-	-	-	(35,405)	-	(35,405)	(92)	(35,497)
As of June 30, 2023	75	31,290,230	(5,642,769)	1,439,763	66,237,559	93,324,858	1,492,815	94,817,673

The accompanying notes are an integral part of the condensed consolidated interim financial information.

LUFAX HOLDING LTD
INTERIM REPORT 2024
23

Interim Consolidated Statement of Changes in Equity (Continued)

	Attributable to owners of the Company							
	Share capital RMB'000	Share premium RMB'000	Treasury shares RMB'000	Other reserves RMB'000	Retained earnings RMB'000	Total RMB'000	Non-controlling interests RMB'000	Total Equity RMB'000
As of January 1, 2024	75	32,142,233	(5,642,768)	155,849	65,487,099	92,142,488	1,541,294	93,683,782
Net profit/(loss) for the period	-	-	-	-	(1,662,535)	(1,662,535)	102,583	(1,559,952)
Other comprehensive income/(loss)	-	-	-	(74,376)	-	(74,376)	(293)	(74,669)
Total comprehensive income for the period	-	-	-	(74,376)	(1,662,535)	(1,736,911)	102,290	(1,634,621)
Transactions with owners								
Exercise of share-based payment	-	34,227	-	(32,269)	-	1,958	-	1,958
Dividend declared (Note 23)	-	(9,870,043)	-	501,433	-	(9,368,610)	-	(9,368,610)
Share-based payment	-	-	-	(6,016)	-	(6,016)	(90)	(6,106)
As of June 30, 2024	75	22,306,417	(5,642,768)	544,621	63,824,564	81,032,909	1,643,494	82,676,403

The accompanying notes are an integral part of the condensed consolidated interim financial information.

24

LUFAX HOLDING LTD
INTERIM REPORT 2024

Interim Consolidated Statement of Cash Flows Six Months Ended June 30, 2023 2024 RMB’000 RMB’000 Cash flows from operating activities Cash generated from operating activities 7,661,811 5,143,201 Income tax paid (2,381,032) (1,643,055) Net cash generated from operating activities 5,280,779 3,500,146 Cash flows from investing activities Proceeds from sale of investment assets 38,315,777 31,665,923 Proceeds from sale of property and equipment 1,347 3,553 Net cash used in acquisition of subsidiaries – (715,665) Net cash flows from disposal of subsidiaries 25,590 (641) Interest received on investment assets 665,669 946,293 Payment for acquisition of investment assets (37,149,343) (29,356,007) Payment for property and equipment and other long-term assets (23,549) (21,409) Net cash generated from investing activities 1,835,491 2,522,047 Cash flows from financing activities Proceeds from exercise of share-based payment 252 1,979 Proceeds from borrowings 7,390,619 5,896,718 Refund of cash reserved for repurchase of ordinary shares 854,624 –Repayment of borrowings (13,276,441) (9,554,249) Repayment of bond payable (1,062,315) –Payment for lease liabilities (279,241) (157,111) Payment for interest expenses (620,384) (376,398) Payment for dividend declared (786,299) –Repayment of convertible promissory notes payable (3,642,931) –Payment for acquisition of non-controlling interests of subsidiary (199,200) – Net cash used in financing activities (11,621,316) (4,189,061) Effect of exchange rate changes on cash and cash equivalents 427,092 85,317 Net (decrease)/increase in cash and cash equivalents (4,077,954) 1,918,449 Add: Cash and cash equivalents at the beginning of the period 29,537,511 18,480,096 Cash and cash equivalents at the end of the period 25,459,557 20,398,545 The accompanying notes are an integral part of the condensed consolidated interim financial information.

Notes to Unaudited Condensed Consolidated Interim Financial Information For the six-months ended June 30, 2024 1 General information Lufax Holding Ltd (the “Company”) was incorporated in the Cayman Islands on December 2, 2014 as an exempted company with limited liability under the Companies Law (Revised) of the Cayman Islands. The address of its registered office is PO Box 309, Ugland House, Grand Cayman, KY1-1104, Cayman Islands. The Company is an investment holding company and with its consolidated subsidiaries and consolidated structured entities that are controlled through contractual arrangements (collectively referred to as the “Group”) are principally engaged in core retail credit and enablement business to both borrowers and institutions in the People’s Republic of China (the “PRC”). On November 13, 2023, the Group entered into a share purchase agreement with OneConnect Financial Technology Co., Ltd. (as the seller) (“OCFT”) and PAO Bank Limited (previously known as Ping An OneConnect Bank (Hong Kong) Limited) (the “Virtual Bank”), pursuant to which OCFT conditionally agreed to sell, and the Group conditionally agreed to acquire the Virtual Bank through the sale and purchase of the entire issued share capital of the indirect holding company of the Virtual Bank, Jin Yi Tong Limited, at a consideration of HK$933 million in cash. On April 2, 2024, all the conditions precedent to the acquisition of Virtual Bank had been fulfilled. Upon that, the acquisition was completed and the Virtual Bank became a wholly-owned subsidiary of the Group. On November 20, 2023, the Company announced to change the ratio of its American Depositary Share (“ADS”) to its ordinary shares (the “ADS Ratio”) from two ADSs to one ordinary share to one ADS to two ordinary shares. The change in the ADS ratio became effective on December 15, 2023. For all the periods presented, basic and diluted earnings per ADS have been revised assuming the change of ADS ratio from a ratio of two ADSs to one ordinary share to a new ratio of one ADS to two ordinary shares occurred at the beginning of the earliest period presented. This interim financial information is presented in RMB and all values are rounded to the nearest thousand (RMB’000) except when otherwise stated. This condensed consolidated interim financial information has not been audited. 2 Basis of preparation This condensed consolidated interim financial information for the six months ended June 30, 2024 has been prepared in accordance with International Accounting Standard (“IAS”) 34 “Interim Financial Reporting” issued by the International Accounting Standards Board (“IASB”). The condensed consolidated interim financial information does not include all the information and disclosure required in an annual financial statements. Accordingly, this interim financial information should be read in conjunction with the audited consolidated financial statements as of and for the year ended December 31, 2023, which have been prepared in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board (“IFRS”).

Notes to Unaudited Condensed Consolidated Interim Financial Information (Continued) For the six-months ended June 30, 2024 3 Material accounting policies The accounting policies used in the preparation of the condensed consolidated interim financial information are consistent with those used in the annual financial statements for the year ended December 31, 2023, except for the adoption of new and amended standards as set out below and the new added material accounting policy for financial assets at fair value through other comprehensive income (refer to Note 14). New and amended standards and interpretations adopted by the Group Effective for the annual periods beginning on or after Amendment to IFRS 16 Leases on sale and leaseback January 1, 2024 Amendments to IAS 1 Classification of Liabilities as Current January 1, 2024 or Non-current, Non-current liabilities with covenants Amendments to IAS 7 and IFRS 7 Supplier Finance Arrangements January 1, 2024 The Group adopted these amendments on January 1, 2024 and noted no material impact on the Group’s operations or financial statements. New and amended standards and interpretations that have relevance to the Group not yet adopted by the Group Effective for the annual periods beginning on or after Amendment to IAS 21 Lack of Exchangeability January 1, 2025 Amendment to IFRS 9 and IFRS 7 Classification and Measurement of January 1, 2026 Financial Instruments IFRS 18 Presentation and Disclosure in January 1, 2027 Financial Statements Amendments to IFRS 10 Sale or contribution of assets between To be determined and IAS 28 an investor and its associate or joint venture The Group does not expect the adoption of these standards will have a material impact on the Group’s operations or financial statements.

Notes to Unaudited Condensed Consolidated Interim Financial Information (Continued) For the six-months ended June 30, 2024 4 Critical accounting estimates and judgements The preparation of the condensed consolidated interim financial information requires management to make judgments, estimates and assumptions that affect the application of accounting policies and the reported amounts of assets and liabilities, income and expense. Actual results may differ from these estimates. In preparing the condensed consolidated interim financial information, the nature of significant judgments made by management in applying accounting policies and the key sources of estimation uncertainty were consistent with those described in the audited consolidated financial statements of the Company as of and for the year ended December 31, 2023. 5 Financial instruments and risks The Group’s activities expose it to a variety of market risks (comprising foreign currency risk and interest rate risk), credit risk and liquidity risk. The Group’s overall risk management program focuses on the unpredictability of financial markets and seeks to minimize potential adverse effects on the Group’s financial performance. Risk management is carried out by the senior management of the Group. The condensed consolidated interim financial information does not include all information of financial risk management and disclosures required in the annual financial statements, and should be read in conjunction with the consolidated financial statements for the year ended December 31, 2023. There are no changes in any material risk management policies during the six months ended June 30, 2024. 5.1 Measurement of Expected credit loss (“ECL”) There have been no material changes in the risk management policies since December 31, 2023. The Group has developed macro-economic forward-looking adjustment model by establishing a pool of macro-economic indicators, preparing data, filtering model factors and adjusting forward-looking elements, and the indicators include gross domestic product (GDP), customer price index (CPI), broad measure of money supply (M1) and other macro-economic variables. Through regression analysis, the relationship among these economic indicators in history with probability of default (“PD”) is determined, and PD then determined through forecasting economic indicators. The forecasting methods and critical assumptions applied had no material changes during the six months ended June 30, 2024. The Group regularly evaluates and forecasts these macro-economic indicators to provide best estimates for the future, and regularly evaluates the results. The Group combined statistical analysis results to determine the weights of different scenarios, and also considered the range of possible outcomes represented by each scenario to determine the final macro-economic assumptions and weights for measuring the relevant expected credit loss. Similar to other economic forecasts, the estimates of economic indicators have high inherent uncertainties, actual results may have significant differences with estimates. The Group considered the estimates above represented the optimal estimation of possible outcomes. The weighted credit loss above is calculated by multiplying the expected credit loss under each scenario by relative weightings.

Notes to Unaudited Condensed Consolidated Interim Financial Information (Continued)
For the six-months ended June 30, 2024

5 Financial instruments and risks (Continued)

5.1 Measurement of Expected credit loss ("ECL") (Continued)

The impact of these economic indicators on PD varies to different businesses. The Group comprehensively considers internal and external data, future forecasts and statistical analysis to determine the relationship between these economic indicators with PD. The Group evaluates and forecasts these economic indicators at least annually at balance sheet date, and regularly evaluates the results based on changes in macro-economics.

Sensitivity analysis

The Group has the highest weight of the base scenario. The loans to customers and financing guarantee contracts assumed that if the weight of the upside scenario increased by 10% and the weight of the base scenario reduced by 10%, the Group's ECL impairment provision as of December 31, 2023 and June 30, 2024 would be reduced by RMB56 million and RMB32 million, respectively; if the weight of the downside scenario increased by 10% and the weight of the base scenarios reduced by 10%, the Group's ECL impairment provision as of December 31, 2023 and June 30, 2024 would be increased by RMB39 million and RMB56 million, respectively.

The following table shows the changes of ECL impairment provision on loans to customers and financing guarantee liabilities related to ECL assuming the financial assets in stage 2 reclassified to stage 1 due to significant improvement in credit risk.

	As of	
	December 31, 2023 RMB'000	**June 30, 2024 RMB'000**
Total ECL and financing guarantee liabilities under assumption of reclassification of financial instruments from stage 2 to stage 1	9,651,158	**9,374,361**
Total ECL and financing guarantee liabilities related to ECL recognized in the consolidated balance sheet	11,459,365	**10,729,651**
Difference-amount	(1,808,207)	**(1,355,290)**
Difference-ratio	(16%)	**(13%)**

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INTERIM REPORT 2024
29

Notes to Unaudited Condensed Consolidated Interim Financial Information (Continued)
For the six-months ended June 30, 2024

5 Financial instruments and risks (Continued)

5.2 Fair value estimation

The Group's policies are consistent with those described in the consolidated financial statements for the year ended December 31, 2023 for determining and disclosing the fair value of financial instruments by valuation techniques. No significant changes were made to the fair value valuation techniques since December 31, 2023.

The following table sets forth the financial instruments recorded at fair value by level of the fair value hierarchy:

As of December 31, 2023	Level 1 RMB'000	Level 2 RMB'000	Level 3 RMB'000	Total RMB'000
Financial assets at fair value through profit or loss				
Asset management plans	–	2,474,417	727,294	3,201,711
Trust plans	–	829,973	12,040,082	12,870,055
Private fund and other equity investments	–	–	659,406	659,406
Mutual funds	4,979,600	–	–	4,979,600
Corporate bonds	–	–	43,083	43,083
Bank wealth management products	–	4,990,342	–	4,990,342
Structured deposits	–	804,897	–	804,897
Others debt investments	–	–	1,343,510	1,343,510
Total	4,979,600	9,099,629	14,813,375	28,892,604

As of June 30, 2024	Level 1 RMB'000	Level 2 RMB'000	Level 3 RMB'000	Total RMB'000
Financial assets at fair value through other comprehensive income				
Certificate of deposits	1,299,272	-	-	1,299,272
Exchange fund bills	440,144	-	-	440,144
	1,739,416	-	-	1,739,416
Financial assets at fair value through profit or loss				
Asset management plans	-	2,222,444	624,402	2,846,846
Trust plans	-	1,264,071	15,173,337	16,437,408
Private fund and other equity investments	-	-	653,245	653,245
Mutual funds	3,683,949	-	-	3,683,949
Corporate bonds	-	-	41,426	41,426
Bank wealth management products	-	2,845,323	-	2,845,323
Structured deposits	-	1,137,682	-	1,137,682
Others debt investments	-	-	1,603,713	1,603,713
	3,683,949	7,469,520	18,096,123	29,249,592
Total	5,423,365	7,469,520	18,096,123	30,989,008

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Notes to Unaudited Condensed Consolidated Interim Financial Information (Continued) For the six-months ended June 30, 2024 5 Financial instruments and risks (Continued) 5.2 Fair value estimation (Continued) The following table presents the changes in level 3 instruments for the six months ended June 30, 2024: Six Months Ended June 30, 2024 RMB’000 As of January 1, 2024 14,813,375 Additions 7,357,952 Disposal (4,168,401) Gains or losses recognized in profit or loss 93,197 As of June 30, 2024 18,096,123 Fair value measurements using significant unobservable input: The level of fair value measurement is determined by the lowest level input with material significance in the overall calculation. As such, the significance of the input should be considered from an overall perspective in the estimation of fair value. As of December 31, 2023 and June 30, 2024, the level 3 instruments were mainly trust plans and other debt investment at fair value through profit or loss. As the trust plans and other debt investment are not traded in an active market, their fair values have been determined using the discounted cash flow method whereby the discount rate adjustment technique is applied and the net asset value method whereby the net asset value provided by third-party. The discount rate used to determine the present value was a rate that reflects current market assessments of the time value of money and the risks specific to the assets as at each reporting date with critical estimates and judgements by the management. The net asset value provided by third party at the period end was an indicative value that the Group willing to transact at that price without any adjustment, therefore the discount rate is the only significant unobservable input in the measurement of the level 3 instruments. As of June 30, 2024, the discount rates used to determine fair value of level 3 instruments ranged from 5.4% to 9.5%. The table below illustrates carrying amount of the level 3 instruments with the fair value determined using the discounted cash flow method as well as the impact to profit/(loss) before income tax for the year ended December 31, 2023 and six months ended June 30, 2024, if the risk-adjusted discount rate had increased/decreased by 100 basis points with all other variables held constant. As of December 31, 2023 June 30, 2024 RMB’000 RMB’000 Discounted cash flow method 3,074,421 2,952,083 Expected changes in profit/(loss) before income tax +100 basis points (61,750) (57,738) – 100 basis points 67,634 51,570

Notes to Unaudited Condensed Consolidated Interim Financial Information (Continued) For the six-months ended June 30, 2024 6 Technology platform-based income Six Months Ended June 30, 2023 2024 RMB’000 RMB’000 Technology platform-based income Retail credit and enablement service fees (i) 8,978,365 4,506,407 Other technology platform-based income 107,705 45,485 9,086,070 4,551,892 Six Months Ended June 30, 2023 2024 RMB’000 RMB’000 (i) Retail credit and enablement service fees Loan enablement service fees 501,050 599,096 Post-origination services fees 8,126,237 3,897,225 Referral income from platform service 351,078 10,086 8,978,365 4,506,407 (a) The table below sets forth the remaining performance obligations of long-term contracts: As of June 30, 2024 RMB’000 Aggregate amount of the transaction price allocated to long-term contracts that are partially or fully unsatisfied at the end of each period Expected to be recognized within one year 3,276,842 Expected to be recognized in one to two years 1,267,262 Expected to be recognized over two years 720,067 5,264,171

Notes to Unaudited Condensed Consolidated Interim Financial Information (Continued)
For the six-months ended June 30, 2024

7 Net interest income

	Six Months Ended June 30, 2023 RMB'000	2024 RMB'000
Loans originated by consolidated trust plans		
Interest income	8,648,257	**5,199,069**
Interest expense	(3,949,616)	**(2,114,046)**
Net interest income from loans originated by consolidated trust plans	4,698,641	**3,085,023**
Loans originated by financial institutions (a)		
Interest income	2,339,483	**2,956,414**
Interest expense	(322,577)	**(480,497)**
Net interest income from financial institutions (a)	2,016,906	**2,475,917**
Total net interest income	6,715,547	**5,560,940**

(a) Financial institutions include the consumer finance company, microloan lending companies and the virtual bank.

8 Expense by nature

	Six Months Ended June 30, 2023 RMB'000	2024 RMB'000
Employee benefit expenses (Note 8.1)	6,189,598	**4,423,168**
Loan origination and servicing expenses	1,631,897	**933,206**
Outsourcing service expenses	587,837	**424,149**
Trust management fee	494,618	**350,346**
Payment processing expenses	444,490	**245,942**
Depreciation of right-of-use assets	231,363	**150,992**
Taxes and surcharges	180,332	**94,394**
Business entertainment expenses	77,464	**64,595**
Promotion and advertising expenses	353,758	**52,279**
Others	447,821	**326,168**
Total sales and marketing expenses, general and administrative expenses, operation and servicing expenses, technology and analytics expenses	10,639,178	**7,065,239**

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33

Notes to Unaudited Condensed Consolidated Interim Financial Information (Continued) For the six-months ended June 30, 2024 8 Expense by nature (Continued) 8.1 Employee benefit expenses Six Months Ended June 30, 2023 2024 RMB’000 RMB’000 Wages, salaries and bonuses 4,400,145 3,267,204 Other social security costs, housing benefits and other employee benefits 1,182,843 788,368 Pension costs – defined contribution plans 642,107 373,702 Share-based payment (35,497) (6,106) 6,189,598 4,423,168 9 Credit impairment losses Six Months Ended June 30, 2023 2024 RMB’000 RMB’000 Loans to customers 3,025,358 3,186,060 Financing guarantee contracts 2,723,890 2,106,239 Financial assets at amortized cost 29,542 79,698 Accounts and other receivables and contract assets 348,532 49,725 Others 2,184 (150) 6,129,506 5,421,572

Notes to Unaudited Condensed Consolidated Interim Financial Information (Continued) For the six-months ended June 30, 2024 10 Income tax expenses The following table sets forth the income tax expense of the Group for the six months ended June 30, 2023 and 2024: Six Months Ended June 30, 2023 2024 RMB’000 RMB’000 Current income tax 754,099 1,704,885 Deferred income tax (62,129) (62,158) 691,970 1,642,727 (a) Cayman Islands and BVI Income Tax The Company is incorporated under the laws of the Cayman Islands as an exempted company with limited liability under the Companies Law of the Cayman Islands and is not subject to Cayman Islands income tax. The Group entities established under the BVI Business Companies Acts are exempted from BVI income taxes. (b) Hong Kong Income Tax Under the current Hong Kong Inland Revenue Ordinance, the Company’s subsidiaries incorporated in Hong Kong are subject to 16.5% income tax on their taxable income generated from operations in Hong Kong. Additionally, payments of dividends by the subsidiaries incorporated in Hong Kong to the Company are not subject to any Hong Kong withholding tax. (c) Indonesia Income Tax The Indonesia income tax rate is 22%. No Indonesia profits tax was provided for as there was no estimated assessable profit that was subject to Indonesia profits tax for the six months ended June 30, 2023 and 2024. (d) PRC Corporate Income Tax (“CIT”) The income tax provision of the Group in respect of its operations in the PRC was generally calculated at the tax rate of 25% on the assessable profits for the six months ended June 30, 2023 and 2024, based on the existing legislation, interpretations and practices in respect thereof. According to certain preferential regulations and policies issued by relevant tax authorities, certain subsidiaries and branches of the Group were qualified for a preferential tax rate of 15%.

Notes to Unaudited Condensed Consolidated Interim Financial Information (Continued) For the six-months ended June 30, 2024 10 Income tax expenses (Continued) (e) PRC Withholding Tax According to the New Corporate Income Tax Law, distribution of profits earned by the PRC companies since January 1, 2008 to foreign investors is subject to withholding tax of 5% or 10%, depending on the country of incorporation of the foreign investor, upon the distribution of profits to overseas-incorporated immediate holding companies. On March 21, 2024, the Company’s board of directors resolved to recommend the declaration and distribution of a special dividend out of the share premium account under the reserves of the Company in the amount of US$1.21 per ordinary share or US$2.42 per ADS. To fulfill the potential cash distribution, certain PRC subsidiaries of the Group declared a one-off dividend to the Hong Kong’s subsidiary of the Group for an aggregate amount of RMB10.5 billion in March 2024, and accrued a withholding tax of RMB1.05 billion in current income tax for the three months ended March 31, 2024. As of June 30, 2024, the withholding tax of RMB1.05 billion has been settled. Except this one-off dividend, the Group does not have any plan to require its PRC subsidiaries to distribute their existing retained earnings and intends to retain them to operate and expand business in the PRC. (f) Due to the change in business strategy, deferred tax assets in relation to certain subsidiaries of the Group have not been recognized as it is not probable that future taxable profits of these subsidiaries will be available in order to utilize the tax benefits from the deductible temporary differences. (g) Expenses and losses not deductible for tax purposes mainly related to business entertainment expenses and advertising expenses exceeding certain threshold, as well as share-based compensation expenses, which are not tax deductible according to the relevant tax regulations.

Notes to Unaudited Condensed Consolidated Interim Financial Information (Continued) For the six-months ended June 30, 2024 11 Earnings per share (a) Basic earnings per share is calculated by dividing the profit attributable to owners of the Group by the weighted average number of ordinary shares in issue during the periods excluding ordinary shares purchased by the Group. One ADS represents two ordinary shares of the Company. Six Months Ended June 30, 2023 2024 RMB’000 RMB’000 Profit attributable to owners of the Company 1,637,325 (1,662,535) Weighted average number of ordinary shares in issue (in ’000) 1,146,076 1,146,657 Basic earnings per share (in RMB) 1.43 (1.45) Basic earnings per ADS (in RMB) 2.86 (2.90) (b) Diluted earnings per share is calculated by adjusting the weighted average number of ordinary shares outstanding to assume conversion of all dilutive potential ordinary shares. For the six months ended June 30, 2023 and 2024 the Group has four categories of potential dilutive ordinary shares: convertible promissory note, scrip dividend option, share options and PSUs. For the six months ended June 30, 2023, two categories of potential dilutive ordinary shares are included in the calculation of diluted earnings per share: share options and PSUs. For the six months ended June 30, 2024, potential ordinary shares issuable upon conversion of convertible promissory note, scrip dividend option, share options and PSUs were not included in the calculation of diluted earnings per share, as the effect would have been anti-dilutive. Six Months Ended June 30, 2023 2024 RMB’000 RMB’000 Earnings Profit attributable to owners of the Company 1,637,325 (1,662,535) Net profit used to determine diluted earnings per share 1,637,325 (1,662,535) Weighted average number of ordinary shares Weighted average number of ordinary shares in issue (in ’000) 1,146,076 1,146,657 Adjustments for: Assumed exercise of share options and vesting of PSUs (in ’000) 1,205 –Weighted average number of ordinary shares for diluted earnings per share (in ’000) 1,147,281 1,146,657 Diluted earnings per share (in RMB) 1.43 (1.45) Diluted earnings per ADS (in RMB) 2.86 (2.90)

Notes to Unaudited Condensed Consolidated Interim Financial Information (Continued)
For the six-months ended June 30, 2024

12 Cash at bank and restricted cash

Cash at bank

	As of December 31, 2023 RMB'000	As of June 30, 2024 RMB'000
Bank deposits	39,598,785	**36,930,914**
Balances with central banks	–	**182,984**
	39,598,785	**37,113,898**

	As of December 31, 2023 RMB'000	As of June 30, 2024 RMB'000
Demand deposits		
RMB	16,439,164	**11,887,580**
HKD	23,809	**331,418**
USD	347,388	**165,495**
IDR	11,115	**33,434**
	16,821,476	**12,417,927**
Time deposits		
RMB	22,672,430	**20,940,444**
USD	–	**3,381,162**
HKD	–	**304,875**
IDR	108,672	**73,025**
	22,781,102	**24,699,506**
Less: Provision for impairment losses	(3,793)	**(3,535)**
	39,598,785	**37,113,898**

Restricted cash	As of December 31, 2023 RMB'000	As of June 30, 2024 RMB'000
Cash from consolidated trust plans (a)	8,802,106	**8,690,534**
Deposits held on behalf of platform investors (b)	616,000	**669,244**
Deposits for borrowings	507,613	**-**
Others	1,220,119	**1,324,146**
	11,145,838	**10,683,924**

(a) Cash from consolidated trust plans is the cash held by the Group's consolidated trust plans in core retail credit and enablement service.

(b) Deposits held on behalf of platform investors represents funds received from platform investors whose withdrawal is in processing due to settlement time.

38
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Notes to Unaudited Condensed Consolidated Interim Financial Information (Continued) For the six-months ended June 30, 2024 13 Financial assets at fair value through profit or loss As of December 31, 2023 June 30, 2024 RMB’000 RMB’000 Unlisted securities Trust plans 12,870,055 16,437,408 Mutual funds 4,979,600 3,683,949 Asset management plans 3,201,711 2,846,846 Bank wealth management products 4,990,342 2,845,323 Structured deposits 804,897 1,137,682 Private fund and other equity investments 659,406 653,245 Corporate bonds 43,083 41,426 Other debt investments 1,343,510 1,603,713 28,892,604 29,249,592 14 Financial assets at fair value through other comprehensive income As of December 31, 2023 June 30, 2024 RMB’000 RMB’000 Certificate of deposits – 1,299,272 Exchange fund bills – 440,144 – 1,739,416 The Group shall recognize a financial asset at fair value through other comprehensive income (“FVOCI”) in its statement of financial position when, and only when, it becomes a party to the contractual provisions of the instrument. At initial recognition, the Group measures a financial asset at its fair value plus, in the case of a financial asset not at fair value through profit or loss, transaction costs that are incremental and directly attributable to the acquisition or issue of the financial asset. Assets that are held for collection of contractual cash flows and for selling the financial assets, where the assets’ cash flows represent solely payments of principal and interest, and that are not designated at fair value through profit or loss are measured at FVOCI. Such assets held by the Group include debt financial assets at FVOCI. Movements in the carrying amount are taken through other comprehensive income, except for the recognition of impairment gains or losses, interest revenue and foreign exchange gains and losses which are recognized in profit or loss. When the financial asset is derecognized, the cumulative gain or loss on the instrument’s amortized cost previously recognized in other comprehensive income is reclassified from equity to profit or loss. Interest income from these financial assets is included in interest income using the effective interest rate method.

Notes to Unaudited Condensed Consolidated Interim Financial Information (Continued) For the six-months ended June 30, 2024 14 Financial assets at fair value through other comprehensive income (Continued) Financial assets at FVOCI are derecognized if one of the following criteria are met: • the contractual rights to receive the cash flows from the financial assets have expired; • they have been transferred and the Group transfers substantially all the risks and rewards of ownership; • they have been transferred and the Group neither transfers nor retains substantially all the risks and rewards of ownership and the Group has not retained control. Expected credit loss refers to the weighted average amount of credit loss of financial instruments based on the probability of default. Credit loss refers to the difference between all contractual cash flows receivable and all cash flows that the entity expects to receive, discounted at the original effective interest rate.The Group recognizes or reverses the loss allowance through profit or loss. For debt instruments measured at FVOCI, impairment gains or losses are included in the net impairment losses on financial assets and corresponding by reducing the accumulated changes in fair value included in the other comprehensive income reserve of equity. 15 Financial assets at amortized cost As of December 31, 2023 June 30, 2024 RMB’000 RMB’000 Unlisted securities Debt Investments 4,662,382 4,669,954 Interest receivable 196,819 179,811 4,859,201 4,849,765 Less: Provision for impairment losses (1,847,631) (1,931,645) 3,011,570 2,918,120 Expected credit loss rate 38.02% 39.83%

Notes to Unaudited Condensed Consolidated Interim Financial Information (Continued)
For the six-months ended June 30, 2024

15 Financial assets at amortized cost (Continued)

(a) The following table sets forth the movement of gross carrying amount of financial assets at amortized cost for the six months ended June 30, 2024:

	Six Months Ended June 30, 2024				
	RMB'000	RMB'000	RMB'000	RMB'000	RMB'000
	Stage 1	Stage 2	Stage 3	POCI	Total
As of January 1, 2024	2,625,578	-	2,053,044	180,579	4,859,201
Financial assets de-recognized and other adjustments in the current period (including repayments of financial assets)	13,520	-	7,455	(30,411)	(9,436)
As of June 30, 2024	2,639,098	-	2,060,499	150,168	4,849,765

(b) The following table sets forth the movement of ECL allowance for the six months ended June 30, 2024:

	Six Months Ended June 30, 2024				
	RMB'000	RMB'000	RMB'000	RMB'000	RMB'000
	Stage 1	Stage 2	Stage 3	POCI	Total
As of January 1, 2024	21,984	-	1,788,978	36,669	1,847,631
Financial assets de-recognized and other adjustments in the current period (including repayments of financial assets)	-	-	-	(8,239)	(8,239)
Change in parameters of expected credit loss model	274	-	82,836	9,143	92,253
As of June 30, 2024	22,258	-	1,871,814	37,573	1,931,645

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INTERIM REPORT 2024
41

Notes to Unaudited Condensed Consolidated Interim Financial Information (Continued) For the six-months ended June 30, 2024 16 Accounts and other receivables and contract assets As of December 31, 2023 June 30, 2024 RMB’000 RMB’000 Contract acquisition cost 2,812,305 1,831,141 Receivables from core retail credit and enablement service 1,564,189 1,191,775 Receivables from external payment services providers (a) 1,059,093 928,231 Trust statutory deposits (b) 627,674 537,380 Other deposits 390,173 383,801 Receivables from guarantee arrangements 273,838 208,469 Receivables from other technology platform-based service 181,602 72,297 Receivables from referral arrangements 51,724 27,944 Others 607,085 383,634 Less: Provision for impairment losses (c) (274,012) (154,216) 7,293,671 5,410,456 The following table sets forth the aging analysis of receivables generated from activities in relation to core retail credit and enablement service, other technology platform-based service, referral and guarantee arrangements as of December 31, 2023 and six months ended June 30, 2024. The aging is presented from the date the corresponding revenue is recognized. As of December 31, 2023 June 30, 2024 RMB’000 RMB’000 Up to 1 year 1,931,422 1,435,368 1 to 2 years 62,799 29,879 2 to 3 years 69,075 10,971 Above 3 years 8,057 24,267 2,071,353 1,500,485 (a) The Group maintains accounts with external online payment service providers to transfer deposits of platform investors, collect principal and interest from borrowers and dispatch loan proceeds to borrowers. The Group recorded the related amounts as receivables from external payment service providers. (b) The balances represent cash deposited in China Trust Protection Fund Co., Ltd. as required by trust regulations.

Notes to Unaudited Condensed Consolidated Interim Financial Information (Continued)
For the six-months ended June 30, 2024

16 Accounts and other receivables and contract assets (Continued)

(c) The following table sets forth the movements in the provision for impairment losses:

	Six Months Ended June 30, 2024 RMB'000
As of January 1, 2024	**274,012**
Impairment loss recognized in the interim consolidated statement of comprehensive income	**49,725**
Written off during the period	**(226,213)**
Recovery of receivables written off previously	**56,692**
As of June 30, 2024	**154,216**

(d) The loss allowance was determined against receivables from core retail credit and enablement service, other technology platform-based service and referral and guarantee arrangements, as follows:

	As of December 31, 2023			
	Current RMB'000	1-90 days past due RMB'000	91-180 days past due RMB'000	Total RMB'000
Expected loss rate	1.20%	78.28%	98.13%	13.23%
Receivables from core retail credit and enablement service	1,363,507	83,450	117,232	1,564,189
Receivables from guarantee arrangements	192,888	36,807	44,143	273,838
Receivables from other technology platform-based service	181,602	–	–	181,602
Receivables from referral arrangements	51,724	–	–	51,724
Loss allowance	(21,505)	(94,142)	(158,365)	(274,012)

	As of June 30, 2024			
	Current RMB'000	**1-90 days past due RMB'000**	**91-180 days past due RMB'000**	**Total RMB'000**
Expected loss rate	**1.63%**	**84.34%**	**98.00%**	**10.23%**
Receivables from core retail credit and enablement service	**1,092,028**	**38,889**	**60,858**	**1,191,775**
Receivables from guarantee arrangements	**166,055**	**19,288**	**23,126**	**208,469**
Receivables from other technology platform-based service	**72,297**	**-**	**-**	**72,297**
Receivables from referral arrangements	**27,944**	**-**	**-**	**27,944**
Loss allowance	**(22,188)**	**(49,068)**	**(82,305)**	**(153,561)**

LUFAX HOLDING LTD
INTERIM REPORT 2024
43

Notes to Unaudited Condensed Consolidated Interim Financial Information (Continued) For the six-months ended June 30, 2024 17 Loans to customers As of December 31, 2023 June 30, 2024 RMB’000 RMB’000 Loans originated by consolidated trust plans 98,194,028 73,864,162 Loans originated by financial institutions 37,616,889 44,998,000 Interest receivable 1,156,870 1,077,310 Less: Provision for impairment losses Stage 1 (4,433,965) (4,789,484) Stage 2 (1,152,069) (924,349) Stage 3 (1,687,799) (1,516,751) POCI – –(7,273,833) (7,230,584) 129,693,954 112,708,888 Expected credit loss rate 5.31% 6.03% (a) As of December 31, 2023 and June 30, 2024, respectively, loans amounted to RMB62,417 million and RMB37,773 million were covered by credit enhancement provided by credit enhancement partners. Out of which, the majority of the balance were covered by credit insurance provided by Ping An Property and Casualty Insurance Company (“Ping An P&C”), a subsidiary of Ping An Insurance (Group) Company of China, Ltd. Credit enhancement partners independently underwrite the borrowers and entered into the credit enhancement directly with the borrowers. The beneficiaries of such credit enhancement are the institutional funding partners who provide funding to the borrowers. (b) For the six months ended June 30, 2024, the amounts of concession provided to customers were not material.

Notes to Unaudited Condensed Consolidated Interim Financial Information (Continued) For the six-months ended June 30, 2024 17 Loans to customers (Continued) (c) The following table sets forth the movement of gross carrying amount of loans to customers for the six months ended June 30, 2024: Six Months Ended June 30, 2024 RMB’000 RMB’000 RMB’000 RMB’000 RMB’000 Stage 1 Stage 2 Stage 3 POCI Total As of January 1, 2024 132,367,125 2,813,797 1,786,865 – 136,967,787 New loans originated 67,623,799 – – – 67,623,799 Acquisition of subsidiaries 2,038,843 – – 81,437 2,120,280 Transfers (7,279,426) 3,396,053 3,883,373 – – – From stage 1 to stage 2 (7,544,677) 7,544,677 – – – – From stage 1 to stage 3 (5,460) – 5,460 – – – From stage 2 to stage 1 270,711 (270,711) – – – – From stage 2 to stage 3 – (3,905,347) 3,905,347 – – – From stage 3 to stage 2 – 27,434 (27,434) – – Loans de-recognized and other adjustments in the current period (including repayments of loans) (78,268,815) (4,514,507) (614,822) (1,996) (83,400,140) Write-offs – – (3,372,254) – (3,372,254) As of June 30, 2024 116,481,526 1,695,343 1,683,162 79,441 119,939,472

Notes to Unaudited Condensed Consolidated Interim Financial Information (Continued)
For the six-months ended June 30, 2024

17 Loans to customers (Continued)

(d) The following table sets forth the movement of ECL allowance for the six months ended June 30, 2024:

	Six Months Ended June 30, 2024				
	RMB'000 Stage 1	RMB'000 Stage 2	RMB'000 Stage 3	RMB'000 POCI	RMB'000 Total
As of January 1, 2024	4,433,965	1,152,069	1,687,799	-	7,273,833
New loans originated	1,572,840	-	-	-	1,572,840
Transfers	(3,203,046)	(49,055)	3,680,457	-	428,356
– From stage 1 to stage 2	(3,232,121)	3,232,121	-	-	-
– From stage 1 to stage 3	(21)	-	21	-	-
– From stage 2 to stage 1	84,731	(84,731)	-	-	-
– From stage 2 to stage 3	-	(3,516,738)	3,516,738	-	-
– From stage 3 to stage 2	-	25,645	(25,645)	-	-
Net impact on expected credit loss by stage transfers	(55,635)	294,648	189,343	-	428,356
Loans de-recognized and other adjustments in the current period (including repayments of loans)	(838,739)	(177,709)	(687,072)	-	(1,703,520)
Change in parameters of expected credit loss model	2,824,464	(956)	66,070	-	2,889,578
Write-offs	-	-	(3,372,254)	-	(3,372,254)
Recovery of loans written off previously	-	-	141,751	-	141,751
As of June 30, 2024	4,789,484	924,349	1,516,751	-	7,230,584

Loans to customers amounting to RMB3,379 million were written off in the first half year of 2024 and were still subject to enforcement activity. The enforcement activity includes the amounts written off in previous years.

46
LUFAX HOLDING LTD
INTERIM REPORT 2024

Notes to Unaudited Condensed Consolidated Interim Financial Information (Continued) For the six-months ended June 30, 2024 18 Borrowings As of December 31, 2023 June 30, 2024 RMB’000 RMB’000 Secured – Bank borrowings 485,400 – Unsecured – Bank borrowings (a) 38,072,454 40,762,258 38,557,854 40,762,258 Interest payable 265,430 239,955 Total borrowings 38,823,284 41,002,213 (a) The following table sets forth the range of interest rates of borrowings as of December 31, 2023 and June 30, 2024: As of December 31, 2023 June 30, 2024 Bank borrowings – fixed rate 2.78%-4.50% 2.60%-4.20% Bank borrowings – floating rate 6.28%-7.24% 6.33%-7.27% 19 Customer deposits As of December 31, 2023 June 30, 2024 RMB’000 RMB’000 Fixed deposits – 2,763,817 Current and savings accounts – 363,120 – 3,126,937

Notes to Unaudited Condensed Consolidated Interim Financial Information (Continued) For the six-months ended June 30, 2024 20 Accounts and other payables and contract liabilities As of December 31, 2023 June 30, 2024 RMB’000 RMB’000 Dividends payable (Note 23) – 9,390,401 Employee benefit payable 2,677,135 2,564,009 Contract liabilities from retail credit and enablement service 2,187,080 1,397,423 Payable to cooperation banks (a) 693,887 764,616 Tax payable 701,237 513,412 Other deposits payable 293,031 212,682 Trust management fee payable (b) 25,999 55,704 Payable to external suppliers (b) 139,213 55,544 Others 259,536 234,410 6,977,118 15,188,201 (a) Payable to cooperation banks is related to the restricted cash that is generated from a risk sharing business with banks. Under such business, the Group provides loan enablement services for loans originated by banks and is paid a variable fee determined based on the performance of underlying loans facilitated by the Group. On a monthly basis, the Group receives fixed service fees from the cooperation banks based on a fixed percentage of loans originated in restricted cash accounts. The service fees will be adjusted based on actual performance of the loans originated under this business upon maturity. (b) As of December 31, 2023 and June 30, 2024, the aging of the payable to external suppliers and trust management fee payable are all within 1 year.

Notes to Unaudited Condensed Consolidated
Interim Financial Information (Continued)
For the six-months ended June 30, 2024

21 Financing guarantee liabilities

(a) The following table sets forth the movement of gross carrying amount of financing guarantee contracts for the six months ended June 30, 2024:

	Six Months Ended June 30, 2024			
	RMB'000	RMB'000	RMB'000	RMB'000
	Stage 1	Stage 2	Stage 3	Total
As of January 1, 2024	53,889,614	1,013,873	-	54,903,487
New guarantee contracts originated	25,996,034	-	-	25,996,034
Transfers	(2,373,685)	2,373,685	-	-
- From stage 1 to stage 2	(2,479,473)	2,479,473	-	-
- From stage 2 to stage 1	105,788	(105,788)	-	-
Guarantee liabilities de-recognized and other adjustments in the current period (including repayments of loans and guarantee payments)	(24,830,967)	(2,774,057)	-	(27,605,024)
As of June 30, 2024	52,680,996	613,501	-	53,294,497

(b) The following table sets forth the movement of ECL allowance of financing guarantee contracts for the six months ended June 30, 2024:

	Six Months Ended June 30, 2024			
	RMB'000	RMB'000	RMB'000	RMB'000
	Stage 1	Stage 2	Stage 3	Total
As of January 1, 2024	3,230,750	954,782	-	4,185,532
New guarantee contracts originated	447,400	-	-	447,400
Transfers	(2,016,089)	2,202,211	-	186,122
- From stage 1 to stage 2	(2,070,922)	2,070,922	-	-
- From stage 2 to stage 1	98,042	(98,042)	-	-
Net impact on expected credit loss by stage transfers	(43,209)	229,331	-	186,122
Guarantee liabilities de-recognized and other adjustments in the current period (including repayments of loans and guarantee payments)	(1,235,562)	(2,609,868)	-	(3,845,430)
Change in parameters of expected credit loss model	2,511,514	22,267	-	2,533,781
As of June 30, 2024	2,938,013	569,392	-	3,507,405

LUFAX HOLDING LTD
INTERIM REPORT 2024
49

Notes to Unaudited Condensed Consolidated Interim Financial Information (Continued) For the six-months ended June 30, 2024 22 Business Combination On April 2, 2024, The Group acquired 100% of the issued shares in Virtual Bank, a licensed bank authorised under the Hong Kong Banking Ordinance, for a cash consideration of HK$933 million (equivalent to approximately RMB846 million). The Group believes that the business and target customers of the Virtual Bank would synchronize well with the Group’s existing operations, enabling the Group to leverage its operational experience and technological expertise in its business development. Details of the purchase consideration, the net assets acquired and goodwill are as follows: RMB’000 Purchase consideration Cash paid 845,998 The assets and liabilities recognised as a result of the acquisition are as follows: Fair value RMB’000 Cash at bank 366,527 Financial assets at fair value through other comprehensive income 432,773 Accounts and other receivables and contract assets 5,796 Loans to customers (b) 2,120,280 Property and equipment 2,535 Intangible assets (c) 143,729 Right-of-use assets 5,494 Other assets 1,414 Customer deposits (2,410,836) Accounts and other payables and contract liabilities (53,309) Other liabilities (11,980) Lease liabilities (8,781) Net deferred tax liability (c) (6,236) Net identifiable assets acquired 587,406 Add: goodwill (a) 258,592 845,998

Notes to Unaudited Condensed Consolidated Interim Financial Information (Continued) For the six-months ended June 30, 2024 22 Business Combination (Continued) (a) Goodwill amounted to HK$285 million (equivalent to approximately RMB259 million) on April 2, 2024, is attributable to Virtual Bank’s value of human resources costs, future growth potential and cost synergies expected to arise as the result of the acquisition. Goodwill is not tax deductible. (b) As of April 2, 2024, the gross contractual amounts receivable of loans to customers is RMB2,141 million and the best estimate of the contractual cash flows not expected to be collected is RMB21 million. (c) The fair value of the acquired trademark and core deposits in intangible assets is RMB38 million. The Group recognized a related deferred tax liability amounting to RMB6 million. (d) The acquired business contributed total income of RMB22 million and net loss of RMB62 million to the Group for the period from April 2, 2024 to June 30, 2024. If the acquisition had occurred on January 1, 2024, consolidated total income and consolidated loss after tax for the interim period would have been RMB42 million and RMB117 million respectively. 23 Dividends On March 21, 2024, the Company’s board of directors resolved to recommend the declaration and distribution of a special dividend out of the share premium account under the reserves of the Company in the amount of US$1.21 per ordinary share or US$2.42 per ADS. The special dividend would be payable in cash, with eligible holders of ordinary shares given an option to elect to receive the special dividend wholly in the form of new ordinary shares and eligible holders of ADSs given an option to elect to receive the special dividend wholly in the form of new ADSs. To fulfill the potential cash distribution, certain Group’s PRC subsidiaries declared a one-off dividend to the Group’s Hong Kong subsidiary and consequently accrued a withholding tax (refer to Note 10). The special dividend was approved by shareholders at the annual general meeting on May 30, 2024. Based on the irrevocable election of the special dividend as of June 30, 2024, the company recognized RMB501 million in other reserve. And the subsequent election settled on July 2, 2024 triggered a mandatory general offer under Rule 26 of the Takeovers Code (refer to Note 25).

Notes to Unaudited Condensed Consolidated Interim Financial Information (Continued) For the six-months ended June 30, 2024 24 Related parties and related party transactions The following significant transactions were carried out between the Group and its related parties during the six months ended June 30, 2023 and 2024. (a) Names and relationships with related parties The following table sets forth the major related parties which have major transactions with the Group during the six months ended June 30, 2023 and 2024: Name of related parties Relationship with the Company Ping An Insurance (Group) Company of China, Significant influence on the Group and its subsidiaries Ltd. and its subsidiaries (“Ping An Group”) As of June 30, 2024, Ping An Group indirectly held 41.40% of the Company. Upon the completion of the subsequent election (refer to Note 25), Ping An Group’s equity stake in the Company increased to 56.82% and became the controlling shareholder of the Company. 24.1 Significant transactions with related parties The following are the significant related party transactions and balances during the period and as of period end: Six Months Ended June 30, 2023 2024 RMB’000 RMB’000 Technology platform-based income Ping An Insurance (Group) Company of China, Ltd. and its subsidiaries 406,851 46,726 Other income Ping An Insurance (Group) Company of China, Ltd. and its subsidiaries 509,778 681,127 Investment income Ping An Insurance (Group) Company of China, Ltd. and its subsidiaries 121,429 34,625 Finance costs-Interest income Ping An Insurance (Group) Company of China, Ltd. and its subsidiaries 158,002 122,788 Finance costs-Interest expense Ping An Insurance (Group) Company of China, Ltd. and its subsidiaries 13,138 7,338 Sales and marketing expenses, general and administrative expenses, operation and servicing expenses, and technology and analytics expenses Ping An Insurance (Group) Company of China, Ltd. and its subsidiaries 1,019,675 667,285 Other gains/(losses) – net Ping An Insurance (Group) Company of China, Ltd. and its subsidiaries 75,391 1,923

Notes to Unaudited Condensed Consolidated Interim Financial Information (Continued) For the six-months ended June 30, 2024 24 Related parties and related party transactions (Continued) 24.1 Significant transactions with related parties (Continued) Technology platform based income Ping An Group is a product provider of the Group’s technology platform. The investment products provided by Ping An Group primarily include insurance products, bank products, trust plans and others. Fees are collected from Ping An Group for facilitation of investment products offered on the Group’s technology platform. The Group generally receives service fees based on a certain percentage of the volume of investment products facilitated and loans made by Ping An Group. Such fee is recognized upon successful facilitation. The Group also provides technical support for the operation of the business system to Ping An Group, which generally recognized monthly based on the cost plus method. Other income Other income mainly comprises income for the account management services provided by the Group to Ping An Group. For the first half year of 2023 and 2024, the Group mainly receives the service fees monthly based on the performance of the underlying loans managed by the Group. Net interest income – Interest expense The interest expense mainly consists of interest paid for borrowings from Ping An Group. These borrowings were used to providing funding for on-balance sheet loans under the Company’s retail credit and enablement business. The interest expenses are calculated based on the effective interest rates and the carrying amount of such borrowings. Investment income Investment income mainly consists of investment return received by the Group on investment products issued or managed by Ping An Group. Finance costs Ping An Group provides deposit services and financing services to the Group. Finance costs include interest paid to Ping An Group for borrowings used for businesses other than the retail credit and enablement business, interest paid to Ping An Group for its subscription in the consolidated wealth management products managed by the Group and interest income received from Ping An Group for cash deposited by the Group in Ping An Group. The finance cost is calculated based on the effective interest rates on the outstanding balances.

Notes to Unaudited Condensed Consolidated Interim Financial Information (Continued) For the six-months ended June 30, 2024 24 Related parties and related party transactions (Continued) 24.1 Significant transactions with related parties (Continued) Sales and marketing expenses, general and administrative expenses, operation and servicing expenses, and technology and analytics expenses Ping An Group provides a wide spectrum of services to the Group, including but not limited to: (1) accounting processing and data communication services; (2) transaction settlement and custodian service; (3) office premise rental services; (4) technology support; and (5) HR support. The Group, in return, pays service fees to Ping An Group. The precise scope of service, service fees calculation, method of payment and other details of the service arrangement are agreed between the relevant parties separately. The services fees paid by the Group to Ping An Group are determine through a bidding procedure according to the internal policies and procedures of the Group. If no tendering and bidding process is required under the Group’s internal policies, they are determined through mutual negotiations between the two parties based on historical fees of such services and comparable market rates. Other gains/(losses)—net Other gains/(losses) – net mainly consist of foreign exchange losses due to the foreign exchange swaps provided by Ping An Group. Cash A portion of cash on demand and term deposits is held with Ping An group, including some of those deposits being in foreign currencies. Leases Part of the right-of-use assets and lease liabilities are rented from Ping An Group, and are used as workplace. Convertible promissory notes payable Ping An Group also held a convertible promissory note issued by the Company. Purchase of financial assets The Group purchased certain assets management plans, trust plans, mutual funds, private fund and other equity investments, bank wealth management products and corporate bonds managed and/or issued by Ping An Group.

Notes to Unaudited Condensed Consolidated Interim Financial Information (Continued) For the six-months ended June 30, 2024 24 Related parties and related party transactions (Continued) 24.2 Balances with related parties As of December 31, 2023 June 30, 2024 RMB’000 RMB’000 Cash Ping An Insurance (Group) Company of China, Ltd. and its subsidiaries 10,879,797 16,153,912 Account and other receivables and contract assets Ping An Insurance (Group) Company of China, Ltd. and its subsidiaries 1,507,969 1,088,666 Accounts and other payables and contract liabilities and other liabilities Ping An Insurance (Group) Company of China, Ltd. and its subsidiaries 180,762 4,236,437 Payable to platform investors, accounts and other payables and contract liabilities and other liabilities Ping An Insurance (Group) Company of China, Ltd. and its subsidiaries 3,910 3,910 Financial assets at amortized cost Ping An Insurance (Group) Company of China, Ltd. and its subsidiaries 1,501,013 1,498,608 Borrowings Ping An Insurance (Group) Company of China, Ltd. and its subsidiaries – 806,352 (i) The balances with related parties were unsecured, interest-free and repayable on demand. (ii) These balances with related parties were mainly for treasury management purpose which are collectable or repayable on demand or within one year.

Notes to Unaudited Condensed Consolidated Interim Financial Information (Continued) For the six-months ended June 30, 2024 25 Subsequent events Subsequent to June 30, 2024, based on the election for scrip dividend under the Company’s scrip dividend scheme, 305,989,352 new shares and 203,890,905 new shares were allotted and issued to An Ke Technology Company Limited and China Ping An Insurance Overseas (Holdings) Limited, both of them being subsidiaries of Ping An Group. The total of 586,176,887 new shares (including shares underlying ADSs) were distributed as the special dividend on July 30, 2024. Following the distribution, the Ping An Group’s stake in the Company increased from 41.40% to 56.82%, making the Company an indirect non-wholly-owned subsidiary of Ping An Group, with its financial results to be consolidated into Ping An Group’s financial statements. Total cash distributed for the special dividend was US$727 million (equivalent to approximately RMB5.2 billion) as of July 31, 2024.

Definitions “2014 Share Incentive Plan” the Phase I share incentive plan of the Company, adopted in December 2014 and as most recently amended and restated on April 12, 2023 “2019 Performance Share the 2019 performance share unit plan of Company, adopted in September Unit Plan” 2019 and as most recently amended and restated on April 12, 2023 “ADS(s)” American Depositary Shares, every one representing two Shares “An Ke Technology” An Ke Technology Company Limited (    ), a company with limited liability incorporated in Hong Kong on June 9, 2014, and is one of our controlling shareholders “associate(s)” has the meaning ascribed to it under the Listing Rules “Board” the board of Directors “BVI” British Virgin Islands “China” or “the PRC” the People’s Republic of China, and for the purposes of this interim report only, except where the context requires otherwise, references to China or the PRC exclude Hong Kong, the Macao Special Administrative Region of the People’s Republic of China and Taiwan “Companies Ordinance” Companies Ordinance (Chapter 622 of the Laws of Hong Kong), as amended, supplemented or otherwise modified from time to time “Company”, “we”, “us”, or “our” Lufax Holding Ltd (    ), a company with limited liability incorporated in the Cayman Islands on December 2, 2014 and listed on the NYSE on October 30, 2020 (Stock Ticker: LU) and on the Stock Exchange on April 14, 2023 (Stock Code: 6623) “Consolidated the variable interest entities and their subsidiaries, the financial results of which Affiliated Entity(ies)” have been consolidated and accounted for as subsidiaries of the Company by virtue of the contractual arrangements entered into by the Group

Definitions “controlling shareholder(s)” has the meaning ascribed to it under the Listing Rules “Corporate Governance Code” the Corporate Governance Code as set out in Appendix C1 to the Listing Rules, as amended from time to time “Depositary” Citibank, N.A., depositary bank of the ADSs “Director(s)” the director(s) of the Company “Group”, “the Group”, the Company, its subsidiaries and the Consolidated Affiliated Entities from “we”, “us”, or “our” time to time, and where the context requires, in respect of the period prior to the Company becoming the holding company of its present subsidiaries, such subsidiaries as if they were subsidiaries of the Company at the relevant time “HKD” or “HK$” Hong Kong dollars, the lawful currency of Hong Kong “Hong Kong” the Hong Kong Special Administrative Region of the PRC “IFRS” the International Financial Reporting Standards, as issued from time to time by the International Accounting Standards Board “Latest Practicable Date” August 13, 2024, being the latest practicable date for ascertaining certain information in this interim report before its publication “Listing Date” April 14, 2023, on which the Shares are to be listed and on which dealings in the Shares are to be first permitted to take place on the Stock Exchange “Listing Document” the listing document issued by the Company on April 11, 2023 in connection with the listing of the Shares on the Stock Exchange “Listing Rules” the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited, as amended, supplemented or otherwise modified from time to time “NYSE” the New York Stock Exchange

Definitions “Optionally Convertible the optionally convertible promissory notes issued to certain holders of Promissory Notes” our Class C ordinary shares on September 30, 2020, details of which are set out in “History and Corporate Structure — Major Shareholding Changes of the Company and Our Principal Subsidiaries — Shareholding changes of the Company — C-Round Restructuring Convertible Notes” in the Listing Document “Ping An Convertible the convertible promissory notes in an aggregate principal amount of Promissory Notes” US$1,953.8 million due in October 2023 with an interest rate of 0.7375% per annum that the Company issued to Ping An Overseas Holdings on October 8, 2015, part of which was subsequently transferred to An Ke Technology, which the Company has redeemed 50% of the outstanding principal amount and the maturity date of the remaining 50% outstanding principal amount has been extended to October 2026 pursuant to the most recent amendment in December 2022 “Ping An Financial Shenzhen Ping An Financial Technology Consulting Co. Ltd. (    Technology”    ), a company incorporated under the laws of the PRC on April 16, 2008, and one of our controlling shareholders “Ping An Group” Ping An Insurance and its subsidiaries “Ping An Insurance” Ping An Insurance (Group) Company of China, Ltd. (    ( )    ), a company established as a joint stock company under the laws of the PRC on January 16, 1997 whose shares are dually listed on the Shanghai Stock Exchange (Stock Code: 601318) and the Stock Exchange (Stock Code: 2318 (HKD counter) and 82318 (RMB counter)), and is one of our controlling shareholders “Ping An Overseas Holdings” China Ping An Insurance Overseas (Holdings) Limited (    ( ) ), a company with limited liability incorporated in Hong Kong on October 24, 1996, and one of our controlling shareholders “Reporting Period” the six months ended June 30, 2024 “RMB” or “Renminbi” Renminbi, the lawful currency of China “SBOs” small business owners, including owners of legal entities, individuals who conduct their businesses as sole proprietors, management-level individuals of SMBs, and self-employed individuals with proof of business operations “Scrip Dividend Scheme” the scrip dividend scheme proposed by the board of directors of the Company which offers the Shareholders and holders of ADSs a scrip dividend alternative, further details of which were set out in the scrip dividend circular dated June 12, 2024 “SEC” the Securities and Exchange Commission of the United States “SFO” or “Securities and Securities and Futures Ordinance (Chapter 571 of the Laws of Hong Kong), as Futures Ordinance” amended, supplemented or otherwise modified from time to time

Definitions “Share Incentive Plans” the 2014 Share Incentive Plan and the 2019 Performance Share Unit Plan “Share(s)” the ordinary shares of US$0.00001 each in the share capital of the Company “Shareholder(s)” holder(s) of the Share(s) “SMBs” small and micro businesses, typically with fewer than 50 employees and less than RMB30 million of annual income “Stock Exchange” The Stock Exchange of Hong Kong Limited “subsidiary” or “subsidiaries” has the meaning ascribed to it under the Listing Rules “Takeovers Code” Code on Takeovers and Mergers “United States” United States of America, its territories, its possessions and all areas subject to its jurisdiction “US$”, “USD” or “U.S. dollars” United States dollars, the lawful currency of the United States “%” per cent60 LUFAX HOLDING LTD INTERIM REPORT 2024